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As filed with the Securities and Exchange Commission on April 21, 2010

Registration No. 333-165251

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to the
FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TIDELANDS BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

South Carolina (State or jurisdiction of incorporation or organization)	6022 (Primary Standard Industrial Classification Code Number)	02-0570232 (I.R.S. Employer Identification No.)

875 Lowcountry Blvd.
Mount Pleasant, South Carolina 29464
(843) 388-8433
(Address, including zip code, and telephone number, including area code, of principal executive offices)

Robert E. Coffee, Jr.
Chief Executive Officer
875 Lowcountry Blvd.
Mount Pleasant, South Carolina 29464
(843) 388-8433
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including copies of all communications sent to agent for service, should be sent to:

J. Brennan Ryan, Esq.
Neil E. Grayson, Esq.
Nelson Mullins Riley & Scarborough LLP
Poinsett Plaza, Suite 900
104 South Main Street
Greenville, South Carolina 29601
Telephone: (864) 250-2300
Facsimile: (864) 232-2925	Thomas O. Powell, Esq. David W. Ghegan, Esq. Troutman Sanders LLP 600 Peachtree Street, N.E., Suite 5200 Atlanta, Georgia 30308 Telephone: (404) 885-3000 Facsimile: (404) 962-6658

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common stock	$35,000,000	$2,496

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o)
(2)
Previously paid.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION: DATED APRIL 21, 2010

PRELIMINARY PROSPECTUS

12,300,000 Shares

Common Stock

        Tidelands Bancshares, Inc. is the holding company for Tidelands Bank, a South Carolina state bank headquartered in Mount Pleasant, South Carolina.

        We are offering 12,300,000 shares of our common stock. Our common stock is quoted on The NASDAQ Global Market under the symbol "TDBK." The last reported sale of our common stock on April 20, 2010 was $2.17 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 13 to read about factors you should consider before you make your investment decision.

	Per Share	Total
Price to public	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Tidelands Bancshares, Inc.	$	$

(1)
The underwriting discount is $[    •    ] per share, except with respect to up to an aggregate maximum purchase price of $3.0 million reserved for sale to our officers, directors and employees for which the underwriting discount is $[    •    ] per share.

        We have granted the underwriter a 30-day option to purchase up to 1,845,000 additional shares of common stock at the same price, and on the same terms, solely to cover over-allotments, if any.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        These shares of common stock are not savings accounts, deposits, or other obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

        The underwriter expects to deliver the common stock to purchasers against payment in New York, New York on or about [    •    ], 2010, subject to customary closing conditions.

The date of this prospectus is [    •    ], 2010

TIDELANDS BANCSHARES, INC.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell shares of common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

        In this prospectus, we rely on and refer to information and statistics regarding the banking industry and the banking markets in South Carolina. We obtained this market data from independent publications or other publicly available information.

        No action is being taken in any jurisdiction outside the United States to permit a public offering of our shares of common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

        Unless the context indicates otherwise, all references in this prospectus to "we," "us," and "our" refer to Tidelands Bancshares, Inc. and our wholly owned subsidiary, Tidelands Bank, except that in the discussion of our capital stock and related matters, these terms refer solely to Tidelands Bancshares, Inc. and not to its subsidiary. All references to "the bank" refer to Tidelands Bank only.

SUMMARY

        The following summary contains material information about us and this offering. Because it is a summary, it may not contain all of the information that is important to you. Before making a decision to invest in our common stock, you should read this prospectus carefully, including the section entitled "Risk Factors," and the information incorporated by reference in this prospectus, including our audited consolidated financial statements and the accompanying notes in our Annual Report on Form 10-K for the year ended December 31, 2009.

Overview

        We are a South Carolina corporation organized in 2002 to serve as the holding company for Tidelands Bank, a state-chartered banking association under the laws of South Carolina. Tidelands Bank commenced operations in October 2003 through our main office located in Mount Pleasant, South Carolina, which is located within the Charleston market area. Since our inception, we have built a coastal South Carolina franchise consisting of seven full service banking offices along the coast of South Carolina, with $775.9 million in assets as of December 31, 2009.

        We started our bank with a commitment to serve the banking needs of our local communities along the South Carolina coast. We have maintained our focus on this core operating goal and have established the necessary infrastructure to support the expansion of our franchise. Specifically, we have:

  •
  expanded our branch network by opening six full service banking offices between April 2007 and July 2008 within the Charleston (3 branches), Myrtle Beach (2 branches) and Hilton Head (1 branch) market areas;

  •
  enhanced our management team in areas such as credit administration, risk management and asset/liability management;

  •
  improved our credit oversight function to support disciplined loan management; and

  •
  strengthened our capital position through two common stock offerings, two trust preferred offerings and participation in the TARP Capital Purchase Program, which has allowed us to maintain our "well-capitalized" status under applicable banking regulations.

        Although the current economic downturn has adversely affected our financial performance, we remain focused on building long-term shareholder value within the footprint of our coastal South Carolina franchise. In the near term, we will strive to continue to aggressively manage asset quality while maintaining a strong liquidity position. We anticipate that the current economic environment will create significant market dislocation and consolidation resulting in longer-term expansion opportunities in our markets when economic conditions improve. With the establishment of our branch infrastructure, operational infrastructure and management team complete, our strategic goals include:

  •
  continuing to increase retail deposits in our local markets to fund our future growth;

  •
  building a vibrant income stream by leveraging our previous investments in our branch infrastructure and management team;

  •
  selectively targeting new business while maintaining strong credit quality through prudent underwriting standards and oversight; and

  •
  diversifying our portfolio by increasing our focus on owner-occupied lending.

Current Situation

        Like many financial institutions across the United States, our operations have been adversely affected by the current economic crisis. The recession has affected most businesses in our market area resulting in reduced earnings, lower liquidity and dramatic drops in the underlying collateral values of real estate. According to the Federal Housing Finance Agency's Home Price index, home prices in the Charleston and Myrtle Beach, South Carolina markets declined 5.79% and 6.41%, respectively, during the 12 month period ended September 30, 2009. The deterioration in residential and commercial real estate values in our coastal markets coupled with the sharp decline in stock market values, exacerbated the stress on the liquidity position of our borrowers. This resulted in material increases in nonperforming assets and past due loans. These market conditions and the tightening of credit have also led to increased market volatility, added pressure on capital, a lower net interest margin and net losses.

        As further described below, on November 16, 2009, we entered into an informal Memorandum of Understanding ("MOU") with the South Carolina State Board of Financial Institutions (the "South Carolina Banking Department") and the Federal Deposit Insurance Corporation (the "FDIC").

        Despite the challenging economic conditions noted above, we remained well-capitalized and significantly increased retail deposits in 2009 while maintaining a strong liquidity position. We believe that we are well positioned to take advantage of potential strategic opportunities as market conditions improve. However, we are very focused on the macroeconomic pressures facing our bank and we are monitoring our balance sheet on a daily basis.

        As of December 31, 2009, we had 67 nonperforming loans totaling $21.3 million, or 2.7% of assets, as compared to 25 nonperforming loans totaling $11.5 million, or 1.6% of assets, as of December 31, 2008. Loans past due 30-89 days totaled $10.1 million at December 31, 2009 as compared to $12.4 million at December 31, 2008. For 2009, we recorded a provision for loan losses of $14.7 million and net loan charge-offs of $12.3 million, or 2.61% of average loans, as compared to a provision for loan losses of $4.7 million and net loan charge-offs of $1.2 million, or 0.27% of average loans, for 2008. In addition, our net interest margin decreased to 2.45% for 2009 from 2.50% for 2008.

        The following table sets forth the composition of our loan portfolio, nonperforming assets and charge-offs for the year ended December 31, 2009.

	Loans		Nonperforming Assets
	Balance	% of Loans	Non-accrual Loans	Other Real Estate	Total Non-performing Assets	Charge-offs, Net of Recoveries
	(dollars in thousands)
Real estate mortgage	$335,831	69.2%	$10,813	$1,743	$12,556	$5,572
Real estate construction	118,183	24.3%	10,059	3,726	13,785	5,051
Commercial and industrial	26,687	5.5%	423	1,396	1,819	1,507
Consumer	4,854	1.0%	—	—	—	202

	$485,555	100.0%	$21,295	$6,865	$28,160	$12,332

        The following table sets forth certain information with respect to our nonaccrual loans and other real estate owned at December 31, 2009.

	Number	Balance	Average Balance	Largest Single Asset
	(dollars in thousands)
Nonaccrual Loans
Real estate mortgage	27	$10,813	$400	$1,938
Real estate construction	35	10,059	287	1,455
Commercial and industrial	5	423	85	150
Consumer	—	—	—

Total	67	$21,295	$318

Other Real Estate
Real estate mortgage	8	$1,743	$218	$455
Real estate construction	15	3,726	248	497
Commercial and industrial	1	1,396	1,396	1,396
Consumer	—	—	—

Total	24	$6,865	$287

        We believe that our robust credit administration and risk management programs that we implemented at the portfolio level have allowed us to identify problem areas and respond quickly, decisively, and more aggressively than some of our peer institutions. In response to the deteriorating economic conditions, we took several steps during the first quarter of 2009 to improve credit administration. We designated a special assets officer to manage problem loans, instituted weekly meetings between senior credit managers and regional executives to discuss action plans for past due credits, and initiated monthly criticized/classified asset meetings between executive management and all lending officers. At the monthly criticized/classified asset meetings, specific action plans are discussed for each loan rated "special mention" or worse. We have also aggressively pursued updated appraisals, and where appropriate, modified loan terms to facilitate continued performance of the credit.

        We employ a full time treasurer to focus specifically on funding, liquidity and investment portfolio management. As asset quality deteriorated, we enhanced our liquidity position by reducing our dependence on wholesale funding and significantly increased local retail deposits. During this economic crisis, our senior risk committee meets on a weekly basis to review our liquidity position and expected sources and uses of funding to ensure adequate liquidity for ongoing operations and unexpected events. We continue to update our contingency funding plan models on a quarterly basis.

Loan Reviews

        To supplement our ongoing internal assessment of our loan portfolio, we engage an external loan review firm to review a cross section of our loan portfolio on a semi-annual basis during the second and fourth quarters. This firm typically reviews approximately 40% of our loan portfolio. These loan reviews are designed to verify the accuracy of our internal risk-grading process and compliance with our loan policy and regulatory and accounting guidelines.

        While we believe that our $10.0 million allowance for loan losses is adequate to address the uncertainties in our loan portfolio as of December 31, 2009, we chose to undertake a more extensive targeted evaluation of our asset portfolio in preparation for this offering. We engaged an external loan review firm in the first quarter of 2010 to perform an independent review of our loan portfolio. This firm reviewed a total of 162 loans, including 91 loans with balances over $1.5 million. The loans included in this analysis represented $338.2 million, or approximately 69.5% of the gross balances in our loan portfolio. The firm assessed a variety of factors, including the soundness of the loan structure, the value of the underlying collateral, the ability of the primary borrower to repay the debt as contracted, the accuracy of the risk ratings and the adherence to bank policy.

        Their analysis highlighted our concentration of loans to finance land development, construction of industrial, commercial or residential buildings, vacant land and loans secured by real estate where the parcels are to be used to acquire or improve developed or undeveloped property. Their analysis also identified our concentration of commercial loans secured by (i) investor owned income producing properties and (ii) properties that are wholly or partially occupied by the owner. The loan review firm noted our quick response to the economic crisis in our efforts to work with lot developers and to convert unsold lots to amortizing loans. The firm also acknowledged our work with residential builders to convert unsold speculative residences to mortgages on rental units so that the builders could enter into lease-to-own contracts or pure temporary rental contracts. They were also complimentary of our willingness to aggressively rework, charge-off and foreclose certain loan situations.

        In addition, the loan review firm conducted an analysis of our risk rating profile. Although they moderately increased the amount of our adversely classified assets, they noted that the level of our unimpaired general reserves could easily cover the amount of their adjustments. With respect to our land acquisition, development and constructions loans, the firm downgraded one loan from special mention to substandard and three other loans from a pass grade to special mention. They acknowledged that the maturity of the loans in this pool is very short and gives us frequent pricing and negotiating opportunities.

        Although the loan review firm concluded we had relatively high credit risks in our loan portfolio, they acknowledged the significant experience of our management team and our ability to identify, understand and manage these risks during the current economic downturn. They also concluded that the $10.0 million allowance for loan losses can absorb likely losses in the loan portfolio as of December 31, 2009.

        Based on the results of our loan reviews and the assumptions used in our internal analysis, we believe that following the successful completion of this offering, we will remain "well capitalized" from a regulatory capital perspective and have sufficient capital to withstand the economic challenges facing our company if conditions of the local and national economies experience greater future degradation than we currently expect. We also believe this offering will position us to take advantage of potential future strategic opportunities to enhance our franchise and shareholder value through selected and targeted expansion strategies.

Memorandum of Understanding with the South Carolina Banking Department and the FDIC.

        On November 16, 2009, we entered into an informal MOU with the South Carolina Banking Department and the FDIC. The MOU is based on the findings of the FDIC and South Carolina Banking Department during an examination conducted as of April 6, 2009 (the "Examination"). Under the terms of the MOU, we are required to, among other things, (1) submit a capital plan to the supervisory authorities for increasing and maintaining a Tier 1 leverage ratio at 8% and maintaining a "well-capitalized" designation; (2) develop specific plans and proposals for the reduction and improvement of assets which are subject to adverse classification and past due loans; (3) implement a plan to decrease the concentration of commercial real estate loans; and (4) review overall liquidity objectives and develop plans and procedures aimed at improving liquidity and reducing reliance on volatile liabilities to fund longer-term assets. We may supplement these plans and reports in the future in response to comments and requests from our regulators. While the MOU remains in place, we may not pay dividends without the prior written consent of the regulators and we may not extend any additional credit to any borrower that has been charged off by the bank or classified as "substandard," "doubtful" or "loss" in any report of examination so long as that credit remains uncollected.

        Since the completion of the Examination, we have aggressively taken steps to address the findings of the MOU. We have timely submitted five specific operational plans as called for by the MOU, including a capital plan, an asset quality improvement plan, a commercial real estate (CRE) concentration reduction plan, a budget and earnings forecast for 2010 and a liquidity/funding plan.

TARP Capital Purchase Program

        In December 2008, in connection with the TARP Capital Purchase Program, established as part of the Emergency Economic Stabilization Act of 2008 (the "EESA"), we sold to the U.S. Treasury Department (a) 14,448 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series T (the "Series T Preferred Stock"), having a liquidation preference of $1,000 per share and (b) a warrant (the "CPP Warrant") to purchase 571,821 shares of our common stock (the "CPP Purchase Agreement"). The Series T Preferred Stock qualifies as Tier 1 capital and is entitled to cumulative dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. We must consult with the Federal Reserve before we may redeem the Series T Preferred Stock but, contrary to the original restrictions in the EESA, will not necessarily be required to raise additional equity capital to redeem this stock. The CPP Warrant has a 10-year term and is immediately exercisable upon its issuance, with an exercise price, subject to anti-dilution adjustments, equal to $3.79 per share of the common stock. We do not currently intend to use the proceeds from this offering to repay the TARP funds.

Our Strengths

        Since our founding in 2002, we have focused on our core operating strength of relationship banking and established the necessary infrastructure to support the expansion of our franchise. The cornerstone of our relationship banking model is the hiring and retention of professional banking officers who know their customers and focus on their customers' banking needs. By leveraging our banking officers' experience and personal contacts, we have been able to withstand the difficulties of this economic environment by focusing on building banking relationships with professionals, entrepreneurs, small business owners and their family members in our markets. This relationship banking model enables us to generate both repeat business from existing customers as well as new business from customer referrals. Our relationship banking model is further enhanced by our:

        Experienced Management Team.    We have assembled an experienced senior management team, combining extensive market knowledge with an energetic and entrepreneurial culture. The members of our management team have close ties to, and are actively involved in, the communities where we operate, which is critical to our relationship banking focus. Our senior management team, which consists of the following individuals, averages over 29 years of banking experience primarily in South Carolina:

Name	Age	Position	Years of Experience
Robert E. Coffee, Jr.	62	President and Chief Executive Officer	37
Alan W. Jackson	48	Chief Financial Officer	26
James M. Bedsole	51	Chief Risk Officer	24
Thomas H. Lyles	60	Chief Administrative Officer	37
Milon C. Smith	59	Chief Credit Officer	36
Robert H. Mathewes, Jr.	43	Senior Credit Officer	19

        We believe this experienced senior management team has implemented the necessary risk management processes to allow us to manage our nonperforming assets while we continue to diversify our loan portfolio and increase retail deposits in our local markets. As market conditions improve, we are also optimistic that we are well positioned to enhance our franchise and reinvigorate our earnings stream without needing to add additional executive positions.

        Branch Infrastructure.    As we move beyond our sixth anniversary, we have established a community banking franchise consisting of seven full service banking offices in selected markets along the coast of South Carolina. We have been careful to expand by opening new facilities only after we have identified an attractive market and hired experienced local bankers to manage our operations. Six of our seven full service banking offices have opened since April 2007 and, as of December 31, 2009, these offices averaged approximately $57.4 million in retail deposits. During the fourth quarter of 2009, we generated $51.5 million in local retail deposits through our branch network.

        Our goal is to continue to reduce our dependence on wholesale deposits and increase retail deposits in our local markets to fund our future growth. The amount of wholesale deposits was $189.9 million, or 32.1% of total deposits, at December 31, 2009, compared to $284.1 million, or 50.6% of total deposits, at December 31, 2008. Going forward, we believe retail deposit growth will be the primary component of our funding sources. For example, retail deposits increased over five times as fast as loans in 2009, with retail deposits increasing $124.6 million compared to $23.6 million in total loans. Our retail deposits increased to $401.6 million at December 31, 2009 from $277.1 million at December 31, 2008, and represented 67.9% of our total deposits at December 31, 2009 compared to 49.4% of our total deposits at December 31, 2008. Since December 31, 2004, our retail deposits have increased $351.3 million, representing a compounded annual growth rate of 51.5%.

        Attractive Coastal Markets.    We operate a coastal South Carolina banking franchise with seven full service banking offices along the Atlantic coastline, including the Charleston, Hilton Head and Myrtle Beach market areas. Despite the current adverse economic environment, we believe that the South Carolina coast remains one of the most attractive long-term markets in the Southeast and offers a wide diversity of economic activity and recreational and cultural experiences to its residents and visitors.

        The following table shows key demographic information about our market areas:

Tidelands Bank			Total Market Area
	As of December 31, 2009
								Projected Growth in Median Household Income(5)
			Total Deposits in Market Area(2)
Market Area(1)	Retail Deposits	Net Loans		Deposit Growth(3)	2009 Population(4)	Projected Population Growth(5)	Median Household Income(4)
	($ in millions)
Charleston (4 branches)	$232.5	$350.6	$9.6B	123%	645,729	8.31%	$52,646	5.73%
Hilton Head (1 branch)	$67.6	$45.4	$3.7B	90%	180,977	10.71%	$57,813	3.43%
Myrtle Beach (2 branches)	$101.5	$79.5	$6.7B	100%	327,354	13.89%	$46,077	5.11%

Total	$401.6	$475.5

(1)
The Charleston market area is comprised of Charleston County, Dorchester County and Berkeley County; the Hilton Head market area is comprised of Beaufort County and Jasper County; and the Myrtle Beach market area is comprised of Horry County and Georgetown County.

(2)
Based on FDIC data as of June 30, 2009.

(3)
Based on FDIC data for the period June 30, 2000 through June 30, 2009.

(4)
As of 2009, per SNL Financial.

(5)
Projected for the period 2009-2014; per SNL Financial.

        Markets in the United States, including our market areas, have experienced extreme volatility and disruption for more than 18 months. According to the National Bureau of Economic Research, the United States entered an economic recession in December 2007. Declining real estate values and rising unemployment levels have strained most sectors of the economy. Although not immune from these economic realities, we believe that the Charleston economy remains diverse and well positioned for recovery. Charleston houses one of the busiest container ports along the Southeast and Gulf Coasts; a regional medical hub; a large military presence and a highly-rated tourism industry. According to the Charleston Metro Chamber of Commerce, each year more than four million people visit Charleston because of its world class shopping and dining and historical attractions, generating an estimated $3.0 billion per year for the city's economy.

        Recent economic expansion in the manufacturing sector includes Boeing's plan to build a second final assembly plant for the new 787 Dreamliner. The company broke ground on the 584,000-square-foot facility near its existing factory in early 2010 with assembly production expected to begin in 2011. GE Aviation and the SKF Group, one of the world's largest producers of jet engine bearings, recently opened a new facility in Charleston to manufacture and repair jets. In October 2008, Google opened a new $600 million data center facility in the Charleston area that employs approximately 200 people. In late 2007, DuPont announced a planned $500 million investment at its facility in Berkeley County to significantly expand production of high-performance Kevlar® para-aramid brand fiber for industrial and military uses.

        Charleston is also home to a number of academic institutions, including the Medical University of South Carolina, The Citadel, The College of Charleston, Charleston Southern University and The Charleston School of Law. Charleston also hosts military installations for the U.S. Navy, U.S. Air Force, U.S. Army and U.S. Coast Guard.

        The Hilton Head market area, located in Beaufort County, approximately 45 miles north of Savannah, Georgia and 90 miles south of Charleston, is an internationally recognized retirement and vacation destination famous for its championship golf courses, beaches and resorts. The Hilton Head Chamber of Commerce estimates that the year-round tourism industry accounts for more than 60% of local jobs and contributes in excess of $1.5 billion annually to the Hilton Head economy.

        The Myrtle Beach area, also known as South Carolina's Grand Strand, is a 60-mile stretch of coastline extending from the South Carolina state line at Little River (Horry County) south to Pawleys Island (Georgetown County). In recent years, both The Wall Street Journal and Money magazine rated the Grand Strand as one of the nation's top retirement locations. Myrtle Beach was listed in the Top Ten destinations for families looking for a cool and affordable vacation in 2008 by Ask.com. In recent years, the American Automobile Association has ranked the area as the nation's second most popular tourist destination. In 2009, Travelocity ranked Myrtle Beach as a Top 8 Value Destination for Spring Break. We anticipate that Myrtle Beach will be our slowest market to recover from the recent economic downturn; however, low cost travel destinations such as Myrtle Beach may suffer less in this difficult economic environment than other travel destinations.

Investment Summary

        We believe that our coastal markets need institutions that provide banking services to small businesses and local residents that the larger financial institutions are not well positioned to provide. We anticipate that some of our competitors may be unable to survive the severity of this economic downturn. Population growth projections for our markets suggest that for those financial institutions that emerge from this economic crisis, there will be substantial opportunity to capture additional market share and enhance franchise value.

        We believe our relationship banking model, management team and branch infrastructure has allowed us to weather this economic storm and positions us to take advantage of future market dislocation, consolidation and reduced competition for lending activities when the economy in our markets improves. Relative to our peers, we believe an investment in our company represents a strong value proposition. With a strengthened capital position, we will continue to selectively target new business and focus on owner-occupied lending. We also believe we will have the resources necessary to expand our franchise and the flexibility to pursue potential strategic opportunities. If attractive opportunities arise, we would consider acquiring branches or companies and participating in FDIC assisted transactions.

Corporate Information

        Our principal executive offices are located at 875 Lowcountry Boulevard, Mount Pleasant, South Carolina 29464. Our telephone number is (843) 388-8433. Our website is www.tidelandsbank.com. Information on our website is not incorporated into this prospectus by reference and is not part of this prospectus.

        Our common stock trades on The NASDAQ Global Market under the ticker symbol "TDBK."

Risk Factors

        Before investing, you should carefully consider the information set forth under "Risk Factors," beginning on page 13, for a discussion of the risks related to an investment in our common stock.

Summary Consolidated Financial Data

        Our summary consolidated financial data presented below as of and for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 are derived from our audited consolidated financial statements. Our audited consolidated financial statements as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for the years ended December 31, 2009, 2008 and 2007 can be found in our Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference into this prospectus. The following summary consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the year ended December 31, 2009.

	At and for the Years Ended December 31,
	2009	2008	2007	2006	2005
	(dollars in thousands except per share data)
Summary Balance Sheet Data:
Assets	$775,930	$715,183	$512,270	$336,572	$206,414
Loans (net)	475,507	454,332	387,192	269,743	177,415
Allowance for loan losses	10,048	7,635	4,158	3,467	2,245
Deposits	591,549	561,225	388,169	259,133	174,648
Junior subordinated debentures	14,434	14,434	8,248	8,248	—
Shareholders' equity	38,925	51,959	40,955	41,820	23,095
Common equity	25,395	38,624	40,955	41,820	23,095
Summary Results of Operations Data:
Interest income	$35,612	$34,757	$31,425	$21,770	$9,231
Interest expense	17,559	20,342	19,235	11,848	4,051
Net interest income	18,053	14,415	12,191	9,922	5,180
Provision for loan losses	14,745	4,665	1,025	1,222	1,545
Net interest income after provision for loan losses	3,308	9,750	11,166	8,700	3,635
Noninterest income (loss)	6,182	(2,776)	1,355	787	475
Noninterest expense	16,367	14,628	11,833	7,124	4,050
Income (loss) before taxes	(6,877)	(7,654)	688	2,363	60
Income tax expense (benefit)	3,380	(2,699)	275	874	20
Net income (loss)	$(10,257)	$(4,955)	$413	$1,489	$40
Net income (loss) available to common shareholders	$(11,183)	$(4,955)	$413	$1,489	$40
Dividends and accretion on preferred stock	$848	—	—	—	—
Per Share Data:(1)
Net income (loss), basic	$(2.75)	$(1.22)	$0.10	$0.45	$0.02
Net income (loss), diluted	$(2.75)	$(1.22)	$0.10	$0.44	$0.02
Book value(2)	$5.68	$8.77	$9.58	$9.79	$7.59
Common shares outstanding(1)	4,277,176	4,277,176	4,277,176	4,272,385	3,044,054
Weighted average number of shares outstanding:
Basic	4,071,313	4,050,301	4,214,910	3,327,103	2,620,990
Diluted	4,071,313	4,050,301	4,270,005	3,327,505	2,635,446

	At and for the Years Ended December 31,
	2009	2008	2007	2006	2005
	(dollars in thousands except per share data)
Performance Ratios:
Return (loss) on average assets	n/m	n/m	0.10%	0.52%	0.03%
Return (loss) on average equity	n/m	n/m	1.00%	5.38%	0.20%
Net interest margin	2.45%	2.50%	2.99%	3.63%	3.75%
Efficiency ratio(3)	83.54%	93.09%	87.66%	65.77%	71.62%
Loan to deposit ratio	82.08%	82.31%	100.82%	105.43%	102.87%
Asset Quality Ratios:
Nonperforming loans to total loans	4.39%	2.49%	0.10%	0.72%	—
Nonperforming assets to total assets	3.63%	1.86%	0.08%	0.58%	—
Net charge-offs to average total loans	2.61%	0.27%	0.10%	—	—
Allowance for loan losses to nonperforming loans	47.18%	66.50%	1,068.72%	176.44%	n/m
Allowance for loan losses to total loans	2.07%	1.65%	1.06%	1.27%	1.25%
Capital Ratios(4)
Equity to assets ratio(2)	5.02%	7.27%	7.99%	12.43%	11.19%
Common equity to assets ratio(5)	3.27%	5.40%	7.99%	12.43%	11.19%
Leverage ratio	6.83%	9.03%	9.58%	14.03%	11.76%
Tier 1 risk-based capital ratio	10.21%	12.96%	11.39%	16.86%	11.02%
Total risk-based capital ratio	11.67%	14.20%	12.39%	18.06%	12.14%
Growth Rates:
Percentage change in assets	8.49%	39.61%	52.20%	63.06%	173.19%
Percentage change in net loans	4.67%	17.33%	43.54%	52.04%	224.99%
Percentage change in deposits	5.40%	44.58%	49.80%	48.37%	189.63%
Percentage change in shareholders' equity	(25.09)%	26.87%	(2.07)%	81.08%	177.94%
Other Data:
Number of banking offices	7	7	6	3	3
Number of employees	86	84	89	62	41

(1)
Adjusted for the five-for-four stock split we completed in January 2005.

(2)
We had no intangible assets other than deferred tax benefits in the periods 2005 through 2008.

(3)
Computed by dividing noninterest expense by the sum of net interest income and noninterest income. Securities gains and losses and impairment charges are excluded from noninterest income for calculation purposes.

(4)
Reflects regulatory capital ratios of the holding company even though those ratios were not applicable to the holding company in the periods presented before December 31, 2007 because we had less than $500 million in assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources."

(5)
Computed by subtracting preferred stock from total equity and dividing by total assets.

As used in the table above, "n/m" means not a meaningful measurement.

Recent Developments

        On April 21, 2010, we announced our preliminary financial results for the quarter ended March 31, 2010. These results are unaudited and are subject to the risks and uncertainties relating to our business described under "Risk Factors" in this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2009.

        Net loss available to common shareholders for the first quarter 2010 was $2.0 million primarily due to a credit related provision of $3.6 million, compared to a loss of $859,000 for the first quarter 2009. Net loss per diluted common share was $0.49, compared to $1.70 in the fourth quarter 2009 and $0.21 in the first quarter 2009.

        Net interest income for the first quarter 2010 totaled $5.2 million, an increase of 18.4% over the first quarter 2009. The increase was driven primarily by a $1.1 million decrease in total interest expense. Lower market interest rates and disciplined deposit pricing resulted in a 73 basis point reduction in the total cost of funds, compared to the first quarter of 2009. On a linked quarter to quarter basis, net interest margin improved 9 basis points, reflective of a 13 basis point reduction in cost of funds, partially offset by a 2 basis point decline in earning asset yields.

        During the first quarter 2010, we continued to expand upon our retail deposit base. At March 31, 2010, retail deposits totaled $391.5 million, and represented 67.3% of our total deposits, compared to $280.2 million, or 50.5% of our total deposits at March 31, 2009. Our success gathering retail deposits has continued to reduce our level of dependency on brokered funds. At March 31, 2010, brokered deposits totaled $190.6 million, a decrease of $84.0 million from $274.6 million at March 31, 2009.

        Loans receivable as of March 31, 2010 totaled $480.3 million, a decrease of $5.2 million from the balance at December 31, 2009. The decrease in the loan portfolio is attributed to decreases in real estate construction loans of $7.7 million, commercial and industrial loans of $844,000 and consumer loans of $896,000, partially offset by an increase in real estate mortgage loans of $4.2 million.

        The ratio of nonperforming loans to total loans as of March 31, 2010 was 4.48%, compared to 4.39% at December 31, 2009 and 3.62% at March 31, 2009. The increase in the ratio was caused primarily by an increase in nonaccruals from the year earlier period and a decrease in our loan balance from year-end 2009 to first quarter 2010. Net loan charge-offs for the first quarter of 2010 were $2.7 million, compared to $4.6 million in the fourth quarter of 2009 and $1.1 million in the first quarter of 2009. The net charge-off to average total loans ratio of 0.56% at March 31, 2010 was 40 basis points below the year-end 2009 level, but 32 basis points higher than at March 31, 2009. We set aside a provision for losses on loans of $3.6 million for the first quarter of 2010 compared to $6.4 million in the fourth quarter of 2009 and $2.1 million for the first quarter of 2009.

        Noninterest income for the first quarter 2010 totaled $893,000, an increase of $349,000, or 64.2%, over the same period in 2009. The increase in noninterest income reflects a $400,000 gain on the extinguishment of our ESOP borrowing in the first quarter of 2010 which we refinanced at another institution.

        Noninterest expense for the first quarter 2010 increased $483,000, or 12.9%, compared to the same period in 2009. The increase in noninterest expense is primarily due to increases in FDIC assessments of $120,000, marketing expenses of $114,000 and loan related expenses of $84,000.

        At our annual meeting on April 12, 2010 our shareholders approved the proposed amendment to our restated articles of incorporation to increase the number of authorized shares of common stock of the company from 10,000,000 shares to 75,000,000 shares. The amendment was effective April 14, 2010.

The Offering

Common stock offered by us	12,300,000 shares(1)
Common stock outstanding after the offering	16,577,176 shares(2)
Net proceeds

The net proceeds, after underwriting discount and estimated expenses, to us from the sale of the common stock offered will be approximately $27.7 million (or approximately $31.9 million if the underwriter exercises its over-allotment option in full) (based on the five trading day average of the reported closing sale prices of our common stock on The NASDAQ Global Market through April 16, 2010).

Use of proceeds

We intend to use the proceeds of the offering to improve our regulatory capital position, to invest in the bank to improve its regulatory capital position and to retain the remainder of any proceeds at Tidelands Bancshares for general corporate purposes.

Dividends on common stock

We have not paid any cash dividends on our common stock since our inception, electing to retain earnings to fund our growth. We do not anticipate paying cash dividends on shares of our common stock for the foreseeable future. Further, under an informal MOU with the South Carolina Banking Department and the FDIC, the bank may not pay dividends without the prior written consent of each supervisory authority. See "Dividend Policy."

The NASDAQ Global Market symbol	TDBK

(1)
The number of shares offered assumes that the underwriter's over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 1,845,000 shares.

(2)
The number of shares outstanding after the offering is based on the number of shares outstanding as of March 1, 2010 and assumes that the underwriter's over-allotment option is not exercised. It excludes an aggregate of 782,207 shares reserved for issuance under our stock option plan, of which options to purchase 713,688 shares at a split-adjusted average exercise price of $10.28 had been granted and remained outstanding as of March 1, 2010.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. In evaluating an investment in the common stock, you should consider carefully the risks described below, which discuss the most significant factors that affect an investment in our common stock, together with the other information included or incorporated by reference in this prospectus, including the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2009 and the risks we have highlighted in other sections of this prospectus. If any of the events described in the following risk factors actually occurs, or if additional risks and uncertainties not presently known to us or that we currently deem immaterial, materialize, then our business, results of operations and financial condition could be materially adversely affected. The risks discussed below include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to Our Business

Difficult market conditions in our coastal markets and economic trends have adversely affected our industry and our business and may continue to do so.

        Our business has been directly affected by market conditions, trends in industry and finance, legislative and regulatory changes, and changes in governmental monetary and fiscal policies and inflation, all of which are beyond our control. The current economic downturn, increase in unemployment and other events that have negatively affected both household and corporate incomes, both nationally and locally, have decreased the demand for loans and our other products and services and have increased the number of customers who fail to pay interest and/or principal on their loans. As a result, we have experienced significant declines in our coastal real estate markets with decreasing prices and increasing delinquencies and foreclosures, which have negatively affected the credit performance of our loans and resulted in increases in the level of our nonperforming assets and charge-offs of problem loans. At the same time, competition among depository institutions for deposits and quality loans has increased significantly. Bank and bank holding company stock prices have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets compared to recent years. These market conditions and the tightening of credit have led to increased deficiencies in our loan portfolio, increased market volatility and widespread reduction in general business activity.

        Our future success significantly depends upon the growth in population, income levels, deposits and housing starts in the Charleston, Myrtle Beach and Hilton Head market areas. Unlike many larger institutions, we are not able to spread the risks of unfavorable economic conditions across a large number of diversified economies and geographic locations. If the markets in which we operate do not recover and grow as anticipated or if prevailing economic conditions locally or nationally do not improve, our business may continue to be negatively impacted.

A significant portion of our loan portfolio is secured by real estate, and events that negatively affect the real estate market could hurt our business.

        Beginning in the second half of 2007 and continuing through 2009, the financial markets were beset by significant volatility associated with subprime mortgages, including adverse impacts on credit quality and liquidity within the financial markets. The volatility has been exacerbated by a significant decline in the value of real estate in our coastal markets. As of December 31, 2009, approximately 69.2% of our loans were secured by real estate mortgages. The real estate collateral for these loans provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. A further weakening of the real estate market in our primary market areas could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and shareholder's equity could be adversely affected. Acts of nature, including hurricanes, tornados, earthquakes, fires and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact our financial condition.

We make and hold in our portfolio a significant number of speculative loans, which pose more credit risk than other types of loans typically made by financial institutions.

        In the normal course of business we extend credit to our customers on properties bought with the anticipation of ultimately selling or leasing the collateral without a prior commitment from an end user. If the borrower has not entered into an agreement to sell the property prior to beginning construction, then the loan is considered to be on a speculative basis. Generally such collateral is composed of residential and commercial lots, land, construction projects and completed structures. As of December 31, 2009, approximately $113.4 million of our loan portfolio represented speculative loans. We offer land acquisition and development and construction loans for builders and developers. Approximately $55.4 million of these speculative loans are for residential developments and approximately $33.0 million are for commercial developments. Of the $55.4 million in speculative residential loans, $47.5 million represents residential lots and land on 132 different properties, with the remaining $7.8 million representing 15 residential construction properties. Of the $33.0 million in speculative commercial loans, $28.1 million represents 50 commercial land loans. Upon the completion of the construction phase of a project, we reclassify the loan as a speculative real estate mortgage loan and the loan is no longer subject to the construction completion risk described above. Such loans amounted to $25.0 million at December 31, 2009.

        Speculative construction loans are considered more risky than other types of residential mortgage loans. The primary credit risks associated with speculative construction lending are underwriting, project risks and market risks. Project risks include cost overruns, borrower credit risk, project completion risk, general contractor credit risk, and environmental and other hazard risks. Market risks are risks associated with the sale of the completed residential units. They include affordability risk, which means the risk of affordability of financing by borrowers, product design risk, and risks posed by competing projects. While we believe we have established adequate reserves in our financial statements to cover the credit risk of our speculative construction loan portfolio, if our losses exceed our reserves our earnings could be adversely impacted.

        The nonperforming loans in our speculative portfolio increased substantially in 2009 and, given the current environment and depressed real estate values, we expect that in 2010, the nonperforming loans in our speculative construction portfolio will continue to increase and these nonperforming loans may result in a material level of charge-offs, which will negatively impact our capital and earnings.

We are exposed to higher credit risk by commercial real estate, commercial and industrial and construction lending.

        Commercial real estate, commercial and industrial and construction lending usually involves higher credit risks than that of single-family residential lending. As of December 31, 2009, the following loan types accounted for the stated percentages of our total loan portfolio: commercial real estate—35.2%, commercial and industrial—5.5%, residential construction—17.1%, and commercial construction—7.2%. These types of loans involve larger loan balances to a single borrower or groups of related borrowers. Commercial real estate loans may be affected to a greater extent than residential loans by adverse conditions in real estate markets or the economy because commercial real estate borrowers' ability to repay their loans depends on successful development of their properties, in addition to the factors affecting residential real estate borrowers. These loans also involve greater risk because they generally are not fully amortizing over the loan period, but have a balloon payment due at maturity. A borrower's ability to make a balloon payment typically will depend on being able to either refinance the loan or sell the underlying property in a timely manner.

        Commercial and industrial loans are typically based on the borrowers' ability to repay the loans from the cash flow of their businesses. These loans may involve greater risk because the availability of funds to repay each loan depends substantially on the success of the business itself. In addition, the collateral securing the loans have the following characteristics: (a) they depreciate over time, (b) they are difficult to appraise and liquidate, and (c) they fluctuate in value based on the success of the business.

        Risk of loss on a construction loan depends largely upon whether our initial estimate of the property's value at completion of construction equals or exceeds the cost of the property construction (including interest), the availability of permanent take-out financing, and the builder's ability to ultimately sell the property. During the construction phase, a number of factors can result in delays and cost overruns. If estimates of value are inaccurate or if actual construction costs exceed estimates, the value of the property securing the loan may be insufficient to ensure full repayment when completed through a permanent loan or by seizure of collateral.

        Commercial real estate, commercial and industrial and construction loans are more susceptible to a risk of loss during a downturn in the business cycle. Our underwriting, review and monitoring cannot eliminate all of the risks related to these loans.

        As of December 31, 2009, our outstanding commercial real estate loans were equal to 369% of our total capital. The banking regulators are giving commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.

We have entered into an informal Memorandum of Understanding under which our regulators will require us to take certain actions.

        On November 16, 2009, we entered into an informal MOU with the South Carolina Banking Department and the FDIC. The failure to comply with the terms of the MOU could result in significant enforcement actions against us of increasing severity, up to and including a regulatory takeover of our bank subsidiary. Under the terms of the MOU, we are required to, among other things, (1) submit a capital plan to the supervisory authorities for increasing and maintaining a Tier 1 leverage ratio at 8% and maintaining a "well-capitalized" designation; (2) develop specific plans and proposals for the reduction and improvement of assets which are subject to adverse classification and past due loans; (3) implement a plan to decrease the concentration of commercial real estate loans; and (4) review overall liquidity objectives and develop plans and procedures aimed at improving liquidity and reducing reliance on volatile liabilities to fund longer-term assets. We timely submitted the requested plans to the regulators for their review on January 14, 2010. We may supplement these plans and reports in the future in response to comments and requests from our regulators. In connection with these plans, the MOU requires us to provide status updates to the board of directors of the bank and quarterly status updates to the South Carolina Banking Department and the FDIC. While the MOU remains in place, we may not pay dividends without the prior written consent of the regulators and we may not extend any additional credit to any borrower that has been charged off by the bank or classified as substandard, doubtful or loss in any report of examination as long as the credit remains uncollected.

        Any material failure to comply with the terms of the MOU could result in further enforcement action by the supervisory authorities. Since entering into the MOU, we have been actively pursuing the corrective actions. We intend to continue to take the actions necessary to comply with the requirements of the MOU, although we may be unable to do so.

If our allowance for loan losses is not sufficient to cover actual loan losses, or if credit delinquencies increase, our losses could increase.

        Our success depends, to a significant extent, on the quality of our assets, particularly loans. Like other financial institutions, we face the risk that our customers will not repay their loans, that the collateral securing the payment of those loans may be insufficient to assure repayment, and that we may be unsuccessful in recovering the remaining loan balances. The risk of loss varies with, among other things, general economic conditions, the type of loan, the creditworthiness of the borrower over the term of the loan and, for many of our loans, the value of the real estate and other assets serving as collateral. Management makes various assumptions and judgments about the collectibility of our loan portfolio after considering these and other factors. Based in part on those assumptions and judgments, we maintain an allowance for loan losses in an attempt to cover any loan losses that may occur. In determining the size of the allowance, we also rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, delinquencies and nonaccruals, national and local economic conditions and other pertinent information, including the results of external loan reviews. Despite our efforts, our loan assessment techniques may fail to properly account for potential loan losses, and, as a result, our established loan loss reserves may prove insufficient. If we are unable to generate income to compensate for these losses, they could have a material adverse effect on our operating results.

        In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Higher charge-off rates and an increase in our allowance for loan losses may hurt our overall financial performance and may increase our cost of funds. As of December 31, 2009, we had 67 loans on nonaccrual status totaling approximately $21.3 million, and our allowance for loan loss was $10.0 million. For the year ended December 31, 2009, we recorded $14.7 million as a provision for loan losses, compared to $4.7 million in 2008. The increase was due primarily to the $9.8 million increase in the level of nonperforming loans during 2009. Our current and future allowances for loan losses may not be adequate to cover future loan losses given current and future market conditions.

Institution-specific and/or broader industry-wide events may trigger a reduction in the availability of funding needed for day-to-day operations, resulting in a liquidity crisis.

        We require a certain level of available funding each day to meet the liquidity demands of our operations. These demands include funding for new loan production, funding available for customer withdrawal requests and maturing time deposits not being renewed, and funding for settlement of investment portfolio transactions. Both institution specific events such as deterioration in our credit ratings resulting from a weakened capital position or from lack of earnings and industry-wide events such as a collapse of credit markets may result in a reduction of available funding sources sufficient to cover the liquidity demands. Such a crisis could significantly jeopardize our ability to continue operations.

Recent legislative and regulatory initiatives to address the current difficult market and economic conditions may not achieve the desired effect.

        Beginning in October 2008, a host of legislation and regulation has been enacted in response to the financial crises affecting the banking system and financial markets and the threats to investment banks and other financial institutions. These include the following:

  •
  On October 3, 2008, President Bush signed into law Emergency Economic Stabilization Act ("EESA"), under which the U.S. Treasury Department has the authority, among other things, to purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions under the Troubled Asset Relief Program for the purpose of stabilizing and providing liquidity to the U.S. financial markets.

  •
  On October 14, 2008, the Treasury Department announced the Capital Purchase Plan under the EESA under which it would purchase senior preferred stock and warrants to purchase common stock from participating financial institutions.

  •
  On November 21, 2008, the FDIC adopted a Final Rule with respect to its Temporary Liquidity Guarantee Program under which the FDIC will guarantee certain "newly-issued unsecured debt" of banks and certain holding companies and also guarantee, on an unlimited basis, non-interest bearing bank transaction accounts.

  •
  On February 10, 2009, the Treasury Department announced the Financial Stability Plan under the EESA, which is intended to further stabilize financial institutions and stimulate lending across a broad range of economic sectors.

  •
  On February 18, 2009, President Obama signed the American Recovery and Reinvestment Act, a broad economic stimulus package that included additional restrictions on, and potential additional regulation of, financial institutions.

  •
  On March 18, 2009, the Federal Reserve announced its decision to purchase as much as $300 billion of long-term treasuries in an effort to maintain low interest rates.

  •
  On March 23, 2009, the Treasury Department announced the Public-Private Investment Program, which will purchase real estate related loans from banks and securities from the broader markets, and is intended to create a market for those distressed debt and securities.

        Each of these programs was implemented to help stabilize and provide liquidity to the financial system. However, the long-term effect that these or any other governmental program may have on the financial markets or our business or financial performance is unknown. A continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common stock.

Regulatory reform of the U.S. banking system may adversely affect us.

        On June 17, 2009, the Obama Administration announced a comprehensive plan for regulatory reform of the financial services industry. The plan set forth five separate initiatives that will be the focus of the regulatory reform, including requiring strong supervision and appropriate regulation of all financial firms, strengthening regulation of core markets and market infrastructure, strengthening consumer protection, strengthening regulatory powers to effectively manage failing institutions and improving international regulatory standards and cooperation.

        Other recent developments include:

  •
  the Federal Reserve's proposed guidance on incentive compensation policies at banking organizations; and

  •
  proposals to limit a lender's ability to foreclose on mortgages or make those foreclosures less economically viable, including by allowing Chapter 13 bankruptcy plans to "cram down" the value of certain mortgages on a consumer's principal residence to its market value and/or reset interest rates and monthly payments to permit defaulting debtors to remain in their home.

        These initiatives may increase our expenses or decrease our income by, among other things, making it harder for us to foreclose on mortgages. Further, the overall effects of these and other legislative and regulatory efforts on the financial markets remain uncertain, and they may not have the intended stabilization results. These efforts may even have unintended harmful consequences on the U.S. financial system and our business. Should these or other legislative or regulatory initiatives have unintended effects, our business, financial condition, results of operations and prospects could be materially and adversely affected.

        In addition, we may need to modify our strategies and business operations in response to these changes. We may also incur increased capital requirements and constraints or additional costs to satisfy new regulatory requirements. Given the volatile nature of the current market and the uncertainties underlying efforts to mitigate or reverse disruptions, we may not timely anticipate or manage existing, new or additional risks, contingencies or developments in the current or future environment. Our failure to do so could materially and adversely affect our business, financial condition, results of operations and prospects.

Because of our participation in the Treasury Department's Capital Purchase Program, we are subject to several restrictions including restrictions on compensation paid to our executives and other employees.

        Under the terms of the CPP Purchase Agreement between us and the Treasury, we adopted certain standards for executive compensation and corporate governance for the period during which the Treasury holds the equity we issued or may issue to the Treasury, including the common stock we may issue under the CPP Warrant. These standards generally apply to our Chief Executive Officer, Chief Financial Officer and the three next most highly compensated senior executive officers. The standards include (1) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) required clawback of any bonus or incentive compensation paid to a senior executive and the next 20 most highly compensated employees based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) prohibition on making golden parachute payments to senior executives and the next five most highly compensated employees; and (4) agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive. In particular, the change to the deductibility limit on executive compensation will likely increase the overall cost of our compensation programs in future periods and may make it more difficult to attract suitable candidates to serve as executive officers.

Legislation or regulatory changes could cause us to seek to repurchase the preferred stock and warrants that we sold to the U.S. Treasury under the Capital Purchase Program.

        Legislation and regulation that have been adopted after we closed on our sale of Series T Preferred Stock and warrants to the Treasury for $14.4 million under the CPP on December 19, 2008, or any legislation or regulations that may be implemented in the future, may have a material effect on the terms of our CPP transaction with the Treasury. If we determine that any such legislation or any regulations alter the terms of our CPP transaction with the Treasury in ways that we believe are adverse to our ability to effectively manage our business, then we may seek to unwind, in whole or in part, the CPP transaction by repurchasing some or all of the preferred stock and the warrant that we sold to the Treasury. If we were to repurchase all or a portion of the preferred stock or warrant, then our capital levels could be materially reduced.

Our continued operations and future growth may require us to raise additional capital in the future, but that capital may not be available when we need it.

        We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We may at some point need to raise additional capital to support our operations and any future growth, as well as to protect against any further deterioration in our loan portfolio. In addition, we intend to redeem the Series T Preferred Stock that we issued to the Treasury under the CPP before the dividends on the Series T Preferred Stock increase from 5% per annum to 9% per annum in 2014, and we may need to raise additional capital to do so. We may be unable to raise additional capital, if and when needed, on terms acceptable to us, or at all. If we cannot raise additional capital when needed, our ability to continue our current operations or further expand our operations through internal growth and acquisitions could be materially impaired. In addition, if we decide to raise additional equity capital, your interest could be diluted.

A large percentage of the loans in our portfolio currently include exceptions to our loan policies and supervisory guidelines.

        All of the loans that we make are subject to written loan policies adopted by our board of directors and to supervisory guidelines imposed by our regulators. Our loan policies are designed to reduce the risks associated with the loans that we make by requiring our loan officers, before closing a loan, to take certain steps that vary depending on the type and amount of the loan. These steps include making sure the proper liens are documented and perfected on property securing a loan, and requiring proof of adequate insurance coverage on property securing loans. Loans that do not fully comply with our loan policies are known as "exceptions." While we generally underwrite the loans in our portfolio in accordance with our own internal underwriting guidelines and regulatory supervisory guidelines, in certain circumstances we have made loans which exceed either our internal underwriting guidelines, supervisory guidelines, or both. We categorize exceptions as policy exceptions, financial statement exceptions and collateral exceptions. Interagency guidelines for real estate lending policies allow institutions to originate loans in excess of the supervisory loan to value limits, however, the aggregate amount of such loans should not exceed 100% of total capital.

        As of December 31, 2009, approximately $77.4 million of our loans, or 133.5% of our bank's capital, had loan-to-value ratios that exceeded regulatory supervisory guidelines, of which 64 loans totaling approximately $23.2 million had loan-to-value ratios of 100% or more as of the dates of renewal. In addition, supervisory limits on commercial loan to value exceptions are set at 30% of a bank's capital. At December 31, 2009, $39.3 million of our commercial loans, or 67.8% of our bank's capital, exceeded the supervisory loan to value ratio. As of December 31, 2009, approximately 13.8% of the loans in our portfolio included collateral exceptions to our loan policies, which exceeds the 10% suggested by regulatory guidance. As a result of these exceptions, those loans may have a higher risk of loss than the other loans in our portfolio that fully comply with our loan policies. In addition, we may be subject to regulatory action by federal or state banking authorities if they believe the number of exceptions in our loan portfolio represents an unsafe banking practice. Although we have taken steps to reduce the number of exceptions in our loan portfolio, we may not be successful in reducing the number of exceptions in our loan portfolio.

Our net interest income could be negatively affected by the lower level of short-term interest rates, recent developments in the credit and real estate markets and competition in our primary market area.

        As a financial institution, our earnings significantly depend upon our net interest income, which is the difference between the income that we earn on interest-earning assets, such as loans and investment securities, and the expense that we pay on interest-bearing liabilities, such as deposits and borrowings. Therefore, any change in general market interest rates, including changes resulting from changes in the Federal Reserve's fiscal and monetary policies, affects us more than non-financial institutions and can have a significant effect on our net interest income and net income.

        The Federal Reserve reduced interest rates on three occasions in 2007 by a total of 100 basis points, to 4.25%, and by another 400 basis points, to a range of 0% to 0.25%, during 2008. Rates remained steady for 2009. On March 18, 2009, the Federal Reserve announced its decision to purchase as much as $300 billion of long-term treasuries in an effort to maintain low interest rates. Approximately 56.2% of our loans were variable rate loans at December 31, 2009. The interest rates on a significant segment of these loans decrease when the Federal Reserve reduces interest rates, while the interest that we earn on our assets may not change in the same amount or at the same rates. Accordingly, increases in interest rates may reduce our net interest income. In addition, an increase in interest rates may decrease the demand for loans. Furthermore, increases in interest rates will add to the expenses of our borrowers, which may adversely affect their ability to repay their loans with us.

        Increased nonperforming loans and the decrease in interest rates reduced our net interest income during 2009 and could cause additional pressure on net interest income in future periods. This reduction in net interest income may also be exacerbated by the high level of competition that we face in our primary market areas. Any significant reduction in our net interest income could negatively affect our business and could have a material adverse effect on our capital, financial condition and results of operations.

Higher FDIC Deposit Insurance premiums and assessments that we are required to pay could have an adverse effect on our earnings and our ability to pay our liabilities as they come due.

        As a member institution of the FDIC, we are required to pay quarterly deposit insurance premium assessments to the FDIC. Due to the large number of recent bank failures, and the FDIC's new Temporary Liquidity Guarantee Program, the FDIC adopted a revised risk-based deposit insurance assessment schedule in February 2009, which raised deposit insurance premiums. The FDIC also implemented a five basis point special assessment of each insured depository institution's assets minus Tier 1 capital as of June 30, 2009, which special assessment amount was capped at 10 basis points times the institution's assessment base for the second quarter of 2009. In addition, the FDIC recently announced a rule that requires financial institutions like us to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010 through and including 2012 to re-capitalize the Deposit Insurance Fund. The FDIC may exercise its discretion as supervisor and insurer to exempt an institution from the prepayment requirement if the FDIC determines that the prepayment would adversely affect the safety and soundness of the institution. We did not request exemption from the prepayment requirement. During 2009, we paid $4.8 million in deposit insurance, which included regular premiums, the special assessment and the prepayment for all of 2010 through and including 2012. The rule also provides for increasing the FDIC-assessment rates by three basis points effective January 1, 2011. If FDIC deposit insurance premiums and assessments continue to increase, these higher payments could adversely affect our financial condition.

We depend on key individuals, and our continued success depends on our ability to identify and retain individuals with experience and relationships in our markets. The loss of one or more of these key individuals could curtail our growth and adversely affect our prospects.

        Robert E. Coffee, Jr., our president and chief executive officer, has extensive and long-standing ties within our market areas and substantial experience with our operations, which has contributed significantly to our business. If we lose the services of Mr. Coffee, he would be difficult to replace, and our business and development could be materially and adversely affected.

        To succeed in our markets, we must identify and retain experienced key management members with local expertise and relationships in these markets. We expect that competition for qualified management in our markets will be intense and that there will be a limited number of qualified persons with knowledge of and experience in the community banking industry in these markets. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out our strategy requires both management and financial resources and is often lengthy. Our inability to identify, recruit and retain talented personnel to manage our offices effectively would limit our growth and could materially adversely affect our business, financial condition and results of operations. The loss of the services of several key personnel could adversely affect our strategy and prospects to the extent we are unable to replace them.

We face strong competition for customers, which could prevent us from obtaining customers or may cause us to pay higher interest rates to attract customer deposits.

        The banking business is highly competitive, and we experience competition in our markets from many other financial institutions. Customer loyalty can be easily influenced by a competitor's new products, especially offerings that could provide cost savings or a higher return to the customer. Moreover, this competitive industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere.

        We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions, such as BB&T, Bank of America, Wells Fargo, Carolina First Bank and South Carolina Bank & Trust. These institutions offer some services that we do not provide, such as extensive and established branch networks and trust services. We also compete with local community banks in our market. We may not be able to compete successfully with other financial institutions in our market, and we may have to pay higher interest rates to attract deposits, accept lower yields on loans to attract loans and pay higher wages for new employees, resulting in reduced profitability. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that apply to us.

We may not be able to compete with our larger competitors for larger customers because our lending limits are lower than theirs.

        We are limited in the amount we can loan a single borrower by the amount of the bank's capital. Our legal lending limit is 15% of the bank's capital and surplus, or $8.7 million at December 31, 2009. Our internal lending limit was $5.2 million at December 31, 2009. Even though our legal lending limit will increase after this offering, it will still be significantly less than the limit for our larger competitors and may affect our ability to seek relationships with larger businesses in our market areas. We have been able to sell participations in our larger loans to other financial institutions, which has allowed us to meet the lending needs of our customers requiring extensions of credit in excess of these limits. In the current economic environment, however, it has been difficult to sell participations to other financial institutions.

The costs of being an SEC registered company are proportionately higher for smaller companies like Tidelands Bancshares because of the requirements imposed by the Sarbanes-Oxley Act.

        The Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated by the SEC have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. These regulations are applicable to our company. We have experienced, and expect to continue to experience, increasing compliance costs, including costs related to internal controls, as a result of the Sarbanes-Oxley Act. These necessary costs are proportionately higher for a company of our size and will affect our profitability more than that of some of our larger competitors.

We will face risks with respect to future expansion and acquisitions or mergers.

        Although we do not have any current plans to do so, we may seek to acquire other financial institutions or parts of those institutions. We may also expand into new markets or lines of business or offer new products or services. These activities would involve a number of risks, including:

  •
  the time and expense associated with identifying and evaluating potential acquisitions and merger partners;

  •
  using inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;

  •
  diluting our existing shareholders in an acquisition;

  •
  the time and expense associated with evaluating new markets for expansion, hiring experienced local management and opening new offices, as there may be a substantial time lag between these activities before we generate sufficient assets and deposits to support the costs of the expansion;

  •
  taking a significant amount of time negotiating a transaction or working on expansion plans, resulting in management's attention being diverted from the operation of our existing business;

  •
  the time and expense associated with integrating the operations and personnel of the combined businesses;

  •
  creating an adverse short-term effect on our results of operations; and

  •
  losing key employees and customers as a result of an acquisition that is poorly received.

        Although our management team has acquisition experience at other institutions, we have never acquired another institution before, so we lack experience as an organization in handling any of these risks. There is also a risk that any expansion effort will not be successful.

The accuracy of our financial statements and related disclosures could be affected because we are exposed to conditions or assumptions different from the judgments, assumptions or estimates used in our critical accounting policies.

        The preparation of financial statements and related disclosure in conformity with accounting principles generally accepted in the United States of America requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies, which we summarize in our Annual Report on Form 10-K for the year ended December 31, 2009, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider "critical" because they require judgments, assumptions and estimates about the future that materially impact our consolidated financial statements and related disclosures. For example, material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, including valuation allowances for impaired loans, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. As a result, if future events differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our audited consolidated financial statements and related disclosures.

We are exposed to the possibility that customers may prepay theirs loans to pay down loan balances, which could reduce our interest income and profitability.

        Prepayment rates stem from consumer behavior, conditions in the housing and financial markets, general United States economic conditions, and the relative interest rates on fixed-rate and adjustable-rate loans. Therefore, changes in prepayment rates are difficult to predict. Recognition of deferred loan origination costs and premiums paid in originating these loans are normally recognized over the contractual life of each loan. As prepayments occur, the rate at which net deferred loan origination costs and premiums are expensed will accelerate. The effect of the acceleration of deferred costs and premium amortization may be mitigated by prepayment penalties paid by the borrower when the loan is paid in full within a certain period of time. If prepayment occurs after the period of time when the loan is subject to a prepayment penalty, the effect of the acceleration of premium and deferred cost amortization is no longer mitigated. We recognize premiums paid on mortgage-backed securities as an adjustment from interest income over the expected life of the security based on the rate of repayment of the securities. Acceleration of prepayments on the loans underlying a mortgage-backed security shortens the life of the security, increases the rate at which premiums are expensed and further reduces interest income. We may not be able to reinvest loan and security prepayments at rates comparable to the prepaid instrument particularly in a period of declining interest rates.

Given the geographic concentration of our operations, we could be significantly affected by any hurricane that affects coastal South Carolina.

        Our operations are concentrated in and our loan portfolio consists almost entirely of loans to persons and businesses located in coastal South Carolina. The collateral for many of our loans consists of real and personal property located in this area, which is susceptible to hurricanes that can cause extensive damage to the general region. Disaster conditions resulting from any hurricane that hits in this area would adversely affect the local economies and real estate markets, which could negatively impact our business. Adverse economic conditions resulting from such a disaster could also negatively affect the ability of our customers to repay their loans and could reduce the value of the collateral securing these loans. Furthermore, damage resulting from any hurricane could also result in continued economic uncertainty that could negatively impact businesses in those areas. Consequently, our ability to continue to originate loans may be impaired by adverse changes in local and regional economic conditions in this area following any hurricane.

We must respond to rapid technological changes, which may be more difficult or expensive than anticipated.

        If our competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing product and service offerings, technology and systems may become obsolete. Further, if we fail to adopt or develop new technologies or to adapt our products and services to emerging industry standards, we may lose current and future customers, which could have a material adverse effect on our business, financial condition and results of operations. The financial services industry is changing rapidly, and to remain competitive, we must continue to enhance and improve the functionality and features of our products, services and technologies. These changes may be more difficult or expensive than we anticipate.

Risks Related to an Investment in Our Common Stock

The trading volume in our common stock has been low, and the sale of a substantial number of shares in the public market could depress the price of our stock and make it difficult for you to sell your shares.

        Our common stock is currently traded on The NASDAQ Global Market. An active trading market for our common stock may not develop or be sustained after the offering. Our common stock is thinly traded and has substantially less liquidity than the average trading market for many other publicly traded companies. Thinly traded stocks can be more volatile than stock trading in an active public market. Our stock price has been volatile in the past, and several factors could cause the price to fluctuate substantially in the future. These factors include: our announcement of developments related to our businesses, operations and stock performance of other bank holding companies deemed to be peers, news reports of trends and concerns, irrational exuberance on the part of investors and other issues related to the financial services industry. Recently, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies, including those in the financial services sector, have experienced wide price fluctuations that have not necessarily been related to operating performance. Our stock price may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market declines or market volatility in the future, especially in the financial institutions sector of the economy, could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices. Therefore, our shareholders may not be able to sell their shares at the volume, prices or times that they desire.

The exercise of outstanding stock options held by our directors, employees and consultants will result in dilution of your ownership.

        As of March 1, 2010, we had options outstanding to purchase 713,688 shares of our common stock at a weighted average exercise price of $10.28 per share. The current market price for our common stock is less than the exercise prices for all of the outstanding options. In addition, under the terms of our 2004 Stock Incentive Plan, the number of shares of common stock available for grant under the plan is subject to automatic adjustment such that shares representing 20% of our then outstanding common stock are available for grant at any time. As a result, the number of shares available for grant under the plan will increase as a result of this offering and will increase in the future when we issue common stock. The issuance of shares subject to options under the plan will further dilute your ownership of our common stock.

We may issue additional shares of common stock or equity derivative securities that will dilute the percentage ownership interest of existing shareholders and may dilute the book value per share of our common stock and adversely affect the terms on which we may obtain additional capital.

        Our authorized capital includes 75,000,000 shares of common stock. As March 1, 2010, we had 4,277,176 shares of common stock outstanding and had reserved for issuance 713,688 shares underlying options that are or may become exercisable at an average price of $10.28 per share. In addition, as March 1, 2010, we had the ability to issue 68,519 additional shares of common stock under options and restricted stock that may be granted in the future under our existing equity compensation plans. Subject to applicable NASDAQ rules, our board generally has the authority, without action by or vote of the shareholders, to issue all or part of any authorized but unissued shares of common stock for any corporate purpose, including issuance of equity-based incentives under or outside of our equity compensation plans. We may seek additional equity capital in the future as we develop our business and expand our operations. Any issuance of additional shares of common stock or equity derivative securities will dilute the percentage ownership interest of our shareholders and may dilute the book value per share of our common stock. Shares we issue in connection with this offering will increase the total number of outstanding shares and dilute the percentage ownership interest of our existing shareholders.

We have implemented anti-takeover devices that could make it more difficult for another company to purchase us, even though such a purchase may increase shareholder value.

        In most cases, our shareholders would receive a premium for their shares if we were purchased by another company. However, state and federal law and our articles of incorporation and bylaws make it difficult for anyone to purchase us without approval of our board of directors. For example, under provisions of our articles of incorporation that will remain in effect until our annual meeting of shareholders in 2011, our board of directors is divided into three classes of directors serving staggered three-year terms with approximately one-third of the board of directors elected at each annual meeting of shareholders. This classification of directors makes it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders would be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable. Consequently, a takeover attempt may prove difficult, and shareholders may not realize the highest possible price for their securities if a takeover does occur. At our 2008 annual meeting of shareholders, our shareholders approved an amendment to our articles of incorporation that is phasing out this classified board structure by the 2011 annual meeting. Thereafter, the entire board will be elected to one-year terms, thereby eliminating our current classified board structure. See "Description of Capital Stock—Anti-takeover Effects."

Because our management will have broad discretion over the use of the net proceeds from the offering, you may not agree with how we use the proceeds, and we may not invest the proceeds successfully.

        We intend to use the proceeds of this offering to improve our regulatory capital position, to invest in the bank to improve its regulatory capital position and to retain the remainder of any proceeds at Tidelands Bancshares for general corporate purposes. Our management may allocate the proceeds among these purposes as it deems appropriate. Accordingly, you will be relying on the judgment of our management with regard to the use of the proceeds from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. It is possible that we may invest the proceeds in a way that does not yield a favorable, or any, return for us or the investor.

Our ability to pay dividends on and repurchase our common stock is restricted.

        Since our inception, we have not paid any cash dividends on our common stock, and we do not intend to pay cash dividends in the foreseeable future. However, the ability of our bank to pay cash dividends to our holding company is currently prohibited by the restrictions of the MOU with the South Carolina Banking Department and the FDIC. Even if we decide to pay cash dividends in the future and our regulators permit us to do so, our ability to do so will be limited by the regulatory restrictions described in the following sentence, by the bank's ability to pay cash dividends to us based on its capital position and profitability, and by our need to maintain sufficient capital to support the bank's operations. The ability of the bank to pay cash dividends to us is limited by its obligations to maintain sufficient capital and by other restrictions on its cash dividends that are applicable to South Carolina state banks and banks that are regulated by the FDIC. If we do not satisfy these regulatory requirements, we will be unable to pay cash dividends on our common stock.

        In addition, the CPP Purchase Agreement provides that before December 19, 2011, unless we have redeemed the Series T Preferred Stock or the Treasury has transferred the Series T Preferred Stock to a third party, we must obtain the consent of the Treasury to (1) declare or pay any dividend or make any distribution on our common stock, or (2) redeem, purchase or acquire any shares of our common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the purchase agreement. These restrictions, together with the potentially dilutive impact of the warrant described in the next risk factor, could have a negative effect on the value of our common stock.

The warrant we issued to the Treasury may be dilutive to holders of our common stock.

        The ownership interest of the existing holders of our common stock will be diluted to the extent the CPP Warrant is exercised. The shares of common stock underlying the warrant represent approximately 11.8% of the shares of our common stock outstanding as of March 1, 2010 (including the shares issuable upon exercise of the warrant in total shares outstanding). Although Treasury has agreed not to vote any of the shares of common stock it receives upon exercise of the warrant, a transferee of any portion of the warrant or of any shares of common stock acquired upon exercise of the warrant will not be bound by this restriction.

The holders of our junior subordinated debentures have rights that are senior to those of our common shareholders.

        We have supported our continued growth through the issuance of trust preferred securities from two special purpose trusts and an accompanying sale of $14.4 million junior subordinated debentures to these trusts. We have conditionally guaranteed payments of the principal and interest on the trust preferred securities of these trusts. We must make payments on the junior subordinated debentures before we can pay any dividends on our common stock. In the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on the junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time we cannot pay any dividends on our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements contained in, or incorporated by reference into, this prospectus are "forward-looking statements" within the meaning of the federal securities laws, including, without limitation, statements regarding our outlook on earnings, asset quality, projected growth, capital position, our plans regarding our nonperforming assets, business opportunities in our markets and economic conditions, and are based upon management's beliefs as well as assumptions made based on data currently available to management. When we use words like "believe," "intend," "plan," "may," "continue," "project," "would," "expect," "estimate," "could," "should," "will" and similar expressions, you should consider them as identifying forward-looking statements. These forward-looking statements are not guarantees of future performance, and a variety of factors could cause our actual results to differ materially from the anticipated or expected results expressed in these forward-looking statements. Many of these factors are beyond our ability to control or predict, and readers are cautioned not to put undue reliance on those forward-looking statements. The following list, which is not intended to be an all-encompassing list of risks and uncertainties affecting us, summarizes several factors that could cause our actual results to differ materially from those anticipated or expected in these forward-looking statements:

  •
  general economic conditions (both generally and in our markets) may be less favorable than expected, resulting in, among other things, a continued deterioration in credit quality, a further reduction in demand for credit and/or a further decline in real estate values;

  •
  the general decline in the real estate and lending market, particularly in our market areas, may continue to negatively affect our financial results;

  •
  our ability to raise additional capital may be impaired if current levels of market disruption and volatility continue or worsen;

  •
  the results of our most recent external, independent review of our credit risk assets may not accurately predict the adverse effects on our financial condition if the economy were to continue to deteriorate;

  •
  restrictions or conditions imposed by our regulators on our operations, including the terms of the informal MOU with the South Carolina Banking Department and the FDIC, may make it more difficult for us to achieve our goals;

  •
  legislative or regulatory changes, including changes in accounting standards and compliance requirements, may adversely affect the businesses in which we are engaged;

  •
  competitive pressures among depository and other financial institutions may increase significantly;

  •
  changes in the interest rate environment may reduce margins or the volumes or values of the loans we make;

  •
  competitors may have greater financial resources and develop products that enable those competitors to compete more successfully than we can;

  •
  our ability to attract and retain key personnel can be affected by the increased competition for experienced employees in the banking industry;

  •
  adverse changes may occur in the bond and equity markets;

  •
  war or terrorist activities may cause further deterioration in the economy or cause instability in credit markets;

  •
  economic, governmental or other factors may prevent the projected population, residential and commercial growth in the markets in which we operate; and

  •
  we will or may continue to face the risk factors discussed from time to time in the periodic reports we file with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2009.

        We undertake no obligation to, and we do not intend to, update or revise these statements following the date of this filing, whether as a result of new information, future events or otherwise, except as may be required by law.

        All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this Cautionary Note. Our actual results may differ significantly from those we discuss in these forward-looking statements. For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward-looking statements, please read the "Risk Factors" section of this prospectus. Any forward-looking statement speaks only as of the date that the statement was made, and, except as required by law, we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which we made the statement or to reflect the occurrence of unanticipated events.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of our common stock in this offering, at an assumed public offering price of $2.44 per share (based on the five trading day average of the reported closing sale prices of our common stock on The NASDAQ Global Market through April 16, 2010), after deducting the underwriting discount and our estimated offering expenses, will be approximately $27.7 million. If the underwriter exercises its over-allotment option in full, we estimate that our net proceeds will be approximately $31.9 million. We intend to use the proceeds of this offering to improve our regulatory capital position, to invest in the bank to improve its regulatory capital position and to retain the remainder of any proceeds at Tidelands Bancshares for general corporate purposes. We believe a strengthened capital position will provide us with the flexibility to address our nonperforming assets, whether we choose to dispose of those assets or hold them until market conditions improve, as well as positioning us to take advantage of long-term strategic opportunities that may become available to us after our financial condition and economic conditions improve.

        Our management will retain broad discretion in deciding how to allocate the net proceeds of this offering. Until we designate the use of the net proceeds, we will invest them temporarily in liquid short-term securities. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors.

CAPITALIZATION

        The following table shows our capitalization as of December 31, 2009. Our capitalization is presented on a historical basis and on an as-adjusted basis to give effect to the sale of 12,300,000 shares in this offering, as if the offering had been completed as of December 31, 2009 and assuming:

  •
  the net proceeds of the offering are approximately $27.7 million, after deducting the estimated underwriting discount of $1.9 million and estimated offering expenses of approximately $470,000;

  •
  the underwriter's over-allotment option is not exercised; and

  •
  a public offering price of $2.44 per share (based on the five trading day average of the reported closing sale prices of our common stock on The NASDAQ Global Market through April 16, 2010).

        The following data should be read together with our consolidated financial statements and the related notes included in our Form 10-K for the year ended December 31, 2009 and incorporated by reference into this prospectus.

	December 31, 2009
	Actual	As Adjusted
	(dollars in thousands)
Long-Term Indebtedness:
Junior subordinated debentures(1)	$14,434	$14,434
FHLB advances	65,000	65,000
Shareholders' Equity:(2)
Preferred stock, par value $.01 per share and liquidation value $1,000 per share, 10,000,000 shares authorized, 14,448 shares issued and outstanding	$13,530	$13,530
Common stock, par value $.01 per share; 10,000,000 shares authorized; 4,277,176 shares issued and outstanding; 16,577,176 shares issued and outstanding, as adjusted	43	166
Common stock-warrants, 571,821 shares outstanding at December 31, 2009	1,112	1,112
Unearned ESOP Shares	(2,204)	(2,204)
Capital surplus	43,584	71,161
Retained deficit	(16,010)	(16,010)
Accumulated other comprehensive loss, net of tax	(1,130)	(1,130)

Total shareholders' equity	$38,925	$66,625

Total capitalization(3)	$118,359	$146,059

Capital Ratios:
Equity to assets ratio (average equity to average assets)	6.24%	9.43%
Leverage ratio	6.83%	10.52%
Tier 1 risk-based capital ratio	10.21%	15.71%
Total risk-based capital ratio	11.67%	16.97%

(1)
Subordinated debentures associated with outstanding trust preferred securities.

(2)
As of March 1, 2010, there were 4,277,176 shares of common stock outstanding, and we had 713,688 shares of common stock subject to the issuance of outstanding options with a weighted average exercise price of $10.28 per share.

(3)
Includes long-term indebtedness and total shareholders' equity.

 MARKET FOR OUR COMMON STOCK

        In connection with our public offering in October 2006, our common stock was approved for listing on The NASDAQ Global Market under the symbol "TDBK." Before October 2006, our common stock was quoted on the OTC Bulletin Board under the symbol "TDBK.OB." As of March 1, 2010, we had 4,277,176 shares of common stock outstanding and approximately 470 shareholders of record. The last reported sales price of our common stock on April 20, 2010 was $2.17 per share.

        The following table shows the reported high and low closing prices for shares of our common stock published by NASDAQ beginning with the first quarter of 2008.

	High	Low
2010
Second Quarter (through April 20, 2010)	$2.64	$2.17
First Quarter	3.96	2.50
2009
Fourth Quarter	$4.24	$2.80
Third Quarter	3.40	2.75
Second Quarter	3.90	2.80
First Quarter	4.10	2.50
2008
Fourth Quarter	$6.51	$2.49
Third Quarter	8.95	5.80
Second Quarter	10.50	8.50
First Quarter	11.46	9.00

DIVIDEND POLICY

        We have not declared or paid any cash dividends on our common stock since our inception. For the foreseeable future we do not intend to declare cash dividends. We intend to retain earnings to grow our business and strengthen our capital base. Our ability to pay dividends depends on the ability of our subsidiary, Tidelands Bank, to pay dividends to us. As a South Carolina state bank, Tidelands Bank may only pay dividends out of its net profits, after deducting expenses, including losses and bad debts. In addition, the bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital. If and when cash dividends are declared, they will be largely dependent upon our earnings, financial condition, business projections, general business conditions, statutory and regulatory restrictions and other pertinent factors. Further, under an informal MOU with the South Carolina Banking Department and the FDIC, the bank may not pay dividends without the prior written consent of each supervisory authority.

        In addition, the CPP Purchase Agreement provides that before December 19, 2011, unless we have redeemed the Series T Preferred Stock or the Treasury has transferred the Series T Preferred Stock to a third party, we must obtain the consent of the Treasury to declare or pay any dividend or make any distribution on our common stock.

        Our ability to pay cash dividends is further subject to our continued payment of interest that we owe on our junior subordinated debentures. As of December 31, 2009, we had approximately $14.4 million of junior subordinated debentures outstanding. We have the right to defer payment of interest on the junior subordinated debentures for a period not to exceed 20 consecutive quarters. If we defer, or fail to make, interest payments on the junior subordinated debentures, we will be prohibited, subject to certain exceptions, from paying cash dividends on our common stock until we pay all deferred interest and resume interest payments on the junior subordinated debentures.

 SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

General

        The following table shows owners of more than 5% of our outstanding common stock, as of March 1, 2010:

Name and Address	Number of Shares Owned	Right to Acquire	Percentage of Beneficial Ownership
Endicott Management Company(1)	421,751	—	9.86%
Service Capital Partners LP(2)	415,000	—	9.70%
Financial Stocks Capital Partners LP(3)	300,000	—	7.01%
Henri Wedell(4)(a)	274,046	—	6.41%
Tidelands Bancshares, Inc. (ESOP)(5)	260,287	—	6.09%

(1)
623 Fifth Avenue, Suite 3104, New York, NY 10022

(2)
1700 Pacific Avenue, Suite 2000, Dallas, TX 75201

(3)
441 Vine Street, Cincinnati, OH 45202

(4)
125 Norwal Memphis, TN 38117

(a)
Includes 88,629 shares owned by Marsha Wedell, the wife of Mr. Wedell. Mrs. Wedell owns the shares in her own name, and there is no agreement between Mr. Wedell and Mrs. Wedell with respect to the voting or disposition of those shares. However, Mr. Wedell could later influence or direct the disposition of those shares. While Mr. Wedell does not admit that he has voting or dispositive power over these shares, his influence over Mrs. Wedell's investments could constitute shared dispositive power and constitute beneficial ownership.

(5)
875 Lowcountry Blvd, Mount Pleasant, SC 29464

        The following tables show how much common stock in our company is owned by the directors, the named executive officers, and the directors and executive officers as a group, as of March 1, 2010.

Name	Number of Shares Owned(1)	Right to Acquire(2)	Percentage of Beneficial Ownership(3)
James M. (Jim) Bedsole	5,510	14,020	0.46%
Michael W. Burrell(1)(a)	31,668	4,033	0.83%
John N. Cagle, III, DMD(1)(b)	82,476	11,783	2.20%
Alan D. Clemmons	62,120	7,505	1.62%
Robert E. (Chip) Coffee, Jr.(1)(c)	102,355	64,634	3.85%
John W. Gandy, CPA	8,125	1,533	0.23%
J. Louis Grant, CPA	27,087	1,533	0.67%
Alan W. Jackson, CPA	9,710	56,171	1.52%
Thomas H. Lyles	25,424	18,000	1.01%
Robert H. (Bobby) Mathewes, Jr.(1)(d)	10,532	56,171	1.54%
John T. Parker, Jr.	29,867	9,699	0.92%
Mary V. Propes	4,500	1,533	0.14%
Tanya D. Robinson	11,300	8,899	0.47%
Milon C. Smith	6,438	26,820	0.77%
Larry W. Tarleton	18,600	3,933	0.53%
Executive officers and directors as a group (15 persons)	435,712	286,267	15.82%

(1)
Includes shares for which the named person has sole voting and investment power, has shared voting and investment power, or holds in an IRA or other retirement plan program or allocated ESOP shares, unless otherwise indicated in these footnotes. To the company's knowledge, each person has sole voting and investment power, has shared voting and investment power, or holds in an IRA or other retirement plan program the securities shown as beneficially owned by the person, except for the following shares which the individual has reported as indirectly owned:

(a)
6,667 shares are indirectly owned by Michael W. Burrell through the C.E. Burrell Trust Account.

(b)
9,667 shares are indirectly owned by PFSI FBO Shannon Beauford Cagle R/O IRA.

(c)
8,750 shares are indirectly owned by spouse, held in trust. 10,000 shares are owned indirectly by spouse, Betty Coffee, individually.

(d)
100 shares are indirectly owned by spouse.

(2)
Includes shares that may be acquired within the next 60 days of March 1, 2010 by exercising vested stock options but does not include any unvested stock options.

(3)
For each individual, this percentage is determined by assuming the named person exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options or warrants. For the directors and executive officers as a group, this percentage is determined by assuming that each director and executive officer exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options. The calculations are based on 4,277,176 shares of common stock outstanding on March 1, 2010.

DESCRIPTION OF CAPITAL STOCK

General

        The authorized capital stock of Tidelands Bancshares consists of 75,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share and liquidation value $1,000 per share. In this section we describe the material features and rights of our capital stock. The summary does not purport to be exhaustive and is qualified in its entirety by reference to our articles of incorporation and bylaws.

Common Stock

        Holders of shares of the common stock are entitled to receive dividends as the board of directors may declare from time to time out of funds legally available for distribution. We do not plan to declare any dividends in the immediate future. See "Dividend Policy." Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. Shareholders have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding-up of our company, holders of common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred stock. The outstanding shares of common stock are, and the shares of common stock offered hereby, when issued and delivered against payment therefore, will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to any classes or series of preferred stock that we may issue in the future.

Preferred Stock and Warrants

        Our articles of incorporation provide that the board of directors is authorized, without further action by the holders of our common stock, to provide for the issuance of shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences, and relative, participating, optional and other rights, qualifications, limitations and restrictions, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference, and to fix the number of shares to be included in any such classes or series. Any preferred stock so issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding-up, or both. In addition, any such shares of preferred stock may have class or series voting rights. Issuances of preferred stock, while providing us with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock. For example, the issuance of any preferred stock with voting or conversion rights may adversely affect the voting power of the holders of common stock, and those issuances could have the effect of decreasing the market price of the common stock.

        In December 2008, in connection with the TARP Capital Purchase Program, established as part of the Emergency Economic Stabilization Act of 2008 (the "EESA"), we sold to the U.S. Treasury Department (a) 14,448 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series T (the "Series T Preferred Stock"), having a liquidation preference of $1,000 per share and (b) a warrant (the "CPP Warrant") to purchase 571,821 shares of our common stock. The Series T Preferred Stock qualifies as Tier 1 capital and is entitled to cumulative dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. We must consult with the Federal Reserve before we may redeem the Series T Preferred Stock but, contrary to the original restrictions in the EESA, we will not necessarily be required to raise additional equity capital to redeem this stock. The CPP Warrant has a 10-year term and is immediately exercisable upon its issuance, with an exercise price, subject to anti-dilution adjustments, equal to $3.79 per share of the common stock.

Anti-takeover Effects

        The provisions of our articles of incorporation, our bylaws and South Carolina law summarized in the following paragraphs may have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in the shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult.

        Authorized but Unissued Stock.    The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable our board of directors to issue shares to persons aligned with current management, which could render more difficult or discourage any attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management.

        Number of Directors.    Our bylaws provide that the number of directors shall be fixed from time to time by resolution by at least a majority of the directors then in office, but may not consist of fewer than five nor more than 25 members. Currently, we have 10 directors. Our bylaws also provide that no individual who is or becomes a Business Competitor (as defined below) or who is or becomes affiliated with, employed by, or a representative of any individual, corporation or other entity which the board of directors, after having the matter formally brought to its attention, determines to be in competition with Tidelands or any of its subsidiaries (any such individual, corporation or other entity being a "Business Competitor") shall be eligible to serve as a director if the board of directors determines that it would not be in the company's best interests for the individual to serve as one of our directors. Any financial institution having branches or affiliates within Charleston County, South Carolina will be presumed to be a Business Competitor unless the board of directors determines otherwise.

        Classified Board of Directors.    Before the 2008 annual shareholders' meeting, our board of directors was divided into three classes with staggered terms, so that the terms of only approximately one-third of the board members expired at each annual meeting. At the 2008 annual meeting, shareholders approved the proposal to amend our articles of incorporation to phase out our classified board structure. The effect of this amendment was that at the 2008 annual meeting of shareholders, the Class II directors were elected for a three-year term; at the 2009 annual meeting of shareholders, the Class III directors were elected for a two-year term; and at the 2010 annual meeting of shareholders, the Class I directors were elected for a one-year term. Beginning in 2011, the entire board will be elected to one-year terms, thereby eliminating the classified board structure.

        Removal of Directors and Filling Vacancies.    Our bylaws provide that our shareholders, by the affirmative vote of the holders of at least a majority of the shares entitled to vote in an election of directors, may remove a director with or without cause. Our bylaws also provide that all vacancies on our board may be filled by a majority of the remaining directors for the unexpired term. However, shareholders have the right to call a special meeting, before action by the board of directors, to fill any such vacancy.

        Advance Notice Requirements for Shareholder Proposals and Director Nominations.    Our bylaws establish advance notice procedures with regard to shareholder proposals and the nomination, other than by or at the direction of the board of directors or a board committee, of candidates for election as directors. These procedures provide that the notice of shareholder proposals must be in writing and delivered to the secretary of the company not less than 30 days nor more than 60 days in advance of the annual meeting. Shareholder nominations for the election of directors must be made in writing and delivered to the secretary of the company no later than 90 days before the annual meeting, and in the case of election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of the meeting is first given to shareholders. We may reject a shareholder proposal or nomination that is not made in accordance with these procedures.

        Nomination Requirements.    Under our bylaws, we have established nomination requirements for an individual to be elected as a director, including that the nominating party provide (a) notice that the party intends to nominate the proposed director; (b) the name of and biographical information on the nominee; and (c) a statement that the nominee has consented to the nomination. The chairman of any shareholders' meeting may, for good cause shown, waive the operation of these provisions and may refuse to acknowledge a nomination that is not made in compliance with these requirements. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on the board of directors.

Shares Eligible for Future Sale

        Upon completion of this offering, we will have 16,577,176 shares of common stock outstanding, or 18,422,176 shares if the underwriter exercises its over-allotment option in full. The shares sold in this offering will be freely tradable, without restriction or registration under the Securities Act of 1933, except for shares purchased by our "affiliates," which will be subject to resale restrictions under the Securities Act of 1933. An affiliate of the issuer is defined in Rule 144 under the Securities Act of 1933 as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act of 1933 defines the term "control" to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract, or otherwise. Directors and executive officers will generally be deemed to be affiliates. Shares held by affiliates may be sold without registration in accordance with the provisions of Rule 144 or another exemption from registration.

        In general, under Rule 144, an affiliate or a person holding restricted shares may sell, within any three-month period, a number of shares no greater than 1% of the then outstanding shares of the common stock or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale, whichever is greater. Rule 144 also requires that the securities must be sold in "brokers' transactions," as defined in the Securities Act of 1933, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. This requirement may make the sale of our common stock by affiliates under Rule 144 difficult if no trading market develops in the common stock. Rule 144 also requires persons holding restricted securities to hold the shares for at least six months before sale.

Transfer Agent

        The transfer agent and registrar for our common stock is the Registrar and Transfer Company. Its address is 10 Commerce Drive, Cranford, New Jersey 07016-3572, and its telephone number is (800) 866-1340.

UNDERWRITING

        We are offering the shares of our common stock described in this prospectus in an underwritten offering in which Sandler O'Neill & Partners, L.P. is acting as sole underwriter. We will enter into an underwriting agreement with Sandler O'Neill & Partners, L.P. with respect to the common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, Sandler O'Neill & Partners, L.P. has agreed to purchase all of the shares of our common stock being offered by this prospectus:

Number of Shares
Sandler O'Neill & Partners, L.P.
Total

        The underwriting agreement provides that the underwriter's obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

  •
  the representations and warranties made by us are true and agreements have been performed;

  •
  there is no material adverse change in the financial markets or in our business; and

  •
  we deliver customary closing documents.

        Subject to these conditions, the underwriter is committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are purchased. However, the underwriter is not obligated to take or pay for the shares of our common stock covered by the underwriter's over-allotment option described below, unless and until that option is exercised.

        Over-Allotment Option.    We have granted the underwriter an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 1,845,000 additional shares of common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriter to the extent the over-allotment option is exercised. The underwriter may exercise this option only to cover over-allotments, if any, made in connection with the sale of our common stock offered by this prospectus.

        Commissions and Expenses.    The underwriter proposes to offer our common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $[    •    ] per share. The underwriter may allow, and the dealers may re-allow, a concession not in excess of $[    •    ] per share on sales to other brokers and dealers. After the public offering of our common stock, the underwriter may change the offering price, concessions and other selling terms.

        The following table shows the per share and total underwriting discount and commissions that we will pay to the underwriter and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriter's option to purchase additional shares of our common stock.

	Per Share	Total Without Over- Allotment Exercise	Total With Full Over- Allotment Exercise
Public offering price
Underwriting discount(1)
Proceeds to us (before expenses)

(1)
The underwriting discount is $[    •    ] per share, except with respect to up to an aggregate maximum purchase price of $3.0 million reserved for sale to our officers, directors and employees for which the underwriting discount is $[    •    ] per share.

        In addition to the underwriting discount, we will reimburse the underwriter for its reasonable out-of-pocket expenses up to $225,000, incurred in connection with its engagement as underwriter, regardless of whether this offering is consummated, including, without limitation, legal fees and expenses, marketing, syndication and travel expenses. We estimate that the total expenses of this offering, exclusive of the underwriting discounts and commissions, will be approximately $470,000, and are payable by us.

        Under our underwriting agreement with Sandler O'Neill & Partners, L.P. to serve as lead underwriter of this offering, we have granted Sandler O'Neill & Partners, L.P. during the term of its engagement and for a period of 12 months thereafter a right of first refusal to act as:

  •
  lead manager or lead placement agent, as the case may be, in connection with any subsequent capital raising transactions; and

  •
  financial advisor in connection with any merger, consolidation, reorganization or other business combination, or the acquisition, directly or indirectly, by a second party of more than 24.9% of our capital stock, or all or a substantial portion of our assets, by way of a tender or exchange offer, whether effected in one transaction or a series of transactions.

        During this period, if we pursue a capital raising transaction or business combination with the assistance of another lead manager, lead placement agent or financial advisor, as the case may be, and Sandler O'Neill & Partners, L.P. is not offered its right of first refusal, Sandler O'Neill & Partners, L.P. is entitled to a payment for the waiver or termination of the right of first refusal, subject to certain exceptions, which will be negotiated at that time and will be in accordance with market and competitive practices.

        Indemnity.    We have agreed to indemnify the underwriter, and persons who control the underwriter, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make in respect of these liabilities.

        Lock-Up Agreement.    We and each of our directors and executive officers, have agreed, for a period of 90 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale or otherwise dispose of or hedge, directly or indirectly, any common shares or securities convertible into, exchangeable or exercisable for any common shares or warrants or other rights to purchase our common shares or other similar securities without, in each case the prior written consent of Sandler O'Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transactions or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common shares, whether the transaction would be settled by delivery of common shares or other securities, in cash or otherwise. The 90-day restricted period described above will be automatically extended if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) before the expiration of the 90-day restricted period, we announce we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restricted period will continue to apply until the expiration of the 18 day period beginning on the date on which the earnings release is issued or the material news or material event related to us.

        Listing on The NASDAQ Global Market.    Our common stock is listed on The NASDAQ Global Market under the trading symbol "TDBK."

        Stabilization.    In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

  •
  Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  •
  Over-allotment transactions involve sales by the underwriter of shares of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter makes any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The NASDAQ Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

        Passive Market Making.    In connection with this offering, the underwriter and selected dealers, if any, who are qualified market makers on The NASDAQ Global Market, may engage in passive market making transactions in our common stock on The NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriter and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

        Our Relationship with the Underwriter.    Sandler O'Neill & Partners, L.P., including some of their affiliates, have performed and expect to continue to perform financial advisory and investment banking services for us in the ordinary course of its businesses, and may have received, and may continue to receive, compensation for those services.

        Our common stock is being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriter and other conditions.

LEGAL MATTERS

        The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Nelson Mullins Riley & Scarborough LLP, Greenville, South Carolina. Certain legal matters relating to the sale of the common stock offered hereby will be passed upon for the underwriter by Troutman Sanders LLP, Atlanta, Georgia.

EXPERTS

        Our consolidated balance sheets as of December 31, 2009 and December 31, 2008 and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2009 appearing in our Annual Report on Form 10-K for the year ended December 31, 2009 have been incorporated by reference herein in reliance upon the report of Elliott Davis PLLC, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents filed separately with the SEC. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in those documents is deemed "furnished" in accordance with SEC rules. The documents we incorporate by reference, all of which we have previously filed with the SEC, include:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on February 26, 2010;

  •
  Our Preliminary Proxy Statement filed on Schedule 14A on February 26, 2010 and our Definitive Proxy Statement filed on Schedule 14A on March 8, 2010;

  •
  Current Reports on Form 8-K filed February 26, 2010, April 13, 2010, and April 21, 2010; and

  •
  All other reports filed with the SEC under Section 13(a) or 15(d) of the Securities Exchange Act or proxy or information statements filed under Section 14 of the Exchange Act since December 31, 2009 and before the date of this Registration Statement.

        Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

        You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Tidelands Bancshares, Inc.
875 Lowcountry Blvd.
Mount Pleasant, South Carolina 29464
(843) 388-8433

        We have filed with the SEC a registration statement under the Securities Act with respect to the common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement. That information can be examined without charge at the public reference facilities of the SEC located at 100 F. Street, N.E., Washington, D.C. 20549, and copies of the material can be obtained from the SEC at prescribed rates. The SEC telephone number is 1-800-SEC-0330. In addition, the SEC maintains a web site (www.sec.gov) that contains periodic reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including us. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, the contract or document.

        In addition, we make available, without charge, through our website, www.tidelandsbank.com, electronic copies of our filings with the SEC, including copies of annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these filings, if any. Information on our website should not be considered a part of this prospectus, and we do not intend to incorporate into this prospectus any information contained in our website.

12,300,000 Shares

Common Stock

PROSPECTUS

The date of this prospectus is [    •    ], 2010

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee.

Amount to be Paid
SEC Registration Fee	$2,496
FINRA Filing Fee	$4,000
Legal Fees and Expenses	$350,000
Accounting Fees and Expenses	$30,000
Printing and Engraving Expenses	$60,000

Miscellaneous	$23,504

TOTAL	$470,000

Item 14.    Indemnification of Directors and Officers.

        Our articles of incorporation contain a provision which, subject to certain exceptions described below, eliminates the liability of a director or an officer to us or our shareholders for monetary damages for any breach of duty as a director or officer.

        Under our bylaws, we must indemnify any person who becomes subject to a lawsuit or proceeding by reason of service as a director of the company or the bank or any other corporation which the person served as a director at our request. Except as noted in the next paragraph, directors are entitled to be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director in connection with the proceeding. Our directors are also entitled to have us advance any such expenses before final disposition of the proceeding, upon delivery of a written affirmation by the director of his good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay the amounts advanced if it is ultimately determined that the standard of conduct has not been met.

        Under our articles of incorporation and bylaws, indemnification will be disallowed for (i) any breach of the director's duty of loyalty; (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct, or a knowing violation of law; (iii) liability imposed under Section 33-8-330 of the South Carolina Business Corporation Act of 1988; and (iv) any transaction from which the director derived an improper personal benefit. In addition to the articles of incorporation and bylaws, Section 33-8-520 of the South Carolina Business Corporation Act requires that "a corporation indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding." The statute also provides that upon application of a director, a court may order indemnification if it determines that the director is entitled to indemnification under the applicable statutory standard.

        Our board of directors also has the authority to extend to officers, employees and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The board of directors has extended indemnification rights to all of our executive officers.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 15.    Recent Sales of Unregistered Securities

        On December 19, 2008, as part of the TARP CPP, we entered into a Letter Agreement and Securities Purchase Agreement with the U.S. Treasury Department under which we sold for an aggregate purchase price of $14,448,000 million in cash: (a) 14,448 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series T (the "Series T Preferred Stock") and (b) a warrant (the "CPP Warrant") to purchase 571,821 shares of our common stock. The Series T Preferred Stock qualifies as Tier 1 capital and is entitled to cumulative dividends at a rate of 5% per annum for the first five years that it is outstanding, and 9% per annum thereafter. We must consult with the Federal Reserve before we may redeem the Series T Preferred Stock but, contrary to the original restrictions in the EESA, we will not necessarily be required to raise additional equity capital to redeem this stock. The CPP Warrant has a 10-year term and is immediately exercisable, with an exercise price, subject to anti-dilution adjustments, equal to $3.79 per share of the common stock.

Item 16.    Exhibits and Financial Statement Schedules

1.1	Form of Underwriting Agreement.
3.1	Amended and Restated Articles of Incorporation of Tidelands Bancshares, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed on June 16, 2008).
3.2
Articles of Amendment to the Company's Restated Articles of Incorporation establishing the terms of the Series T Preferred Stock (incorporated by reference as Exhibit 3.1 to the Company's Form 8-K filed on December 19, 2008).
3.3	Articles of Amendment to the Company's Restated Articles of Incorporation increasing the authorized shares of common stock.
3.4	Amended and Restated Bylaws of Tidelands Bancshares, Inc. (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K filed on June 16, 2008).
4.1	Form of certificate of common stock (incorporated by reference as Exhibit 4.2 to the Company's Form SB-2 filed with the SEC, File No. 333-97035).
4.2	Warrant to Purchase up to 571,821 shares of Common Stock (incorporated by reference as Exhibit 4.1 to the Company's Form 8-K filed on December19, 2008).
4.3	Form of certificate of Series T Preferred Stock Certificate (incorporated by reference as Exhibit 4.2 to the Company's Form8-K filed on December19, 2008).
4.4
Indenture between Tidelands Bancshares, Inc. and Wilmington Trust Company, as Trustee dated as of June 20, 2008 (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on June 26, 2008).
4.5
Junior Subordinated Indenture between Tidelands Bancshares, Inc. and Wilmington Trust Company, as Trustee dated as of February 22, 2006 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on dated February 28, 2006).
5.1	Opinion of Nelson Mullins Riley and Scarborough LLP regarding legality of securities.
10.1	Lease Agreement between Savings Associates and Tidelands Bank (incorporated by reference as Exhibit 10.1 to the Company's Form 10-KSB filed with the SEC for the period ended December 31, 2004).

10.2	Employment Agreement of Robert H. Mathewes Jr. (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.3	Employment Agreement of Robert E. Coffee Jr. (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.4	Employment Agreement of Alan W. Jackson (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.5	Employment Agreement of Thomas H. Lyles (incorporated by reference to Exhibit 10.12 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.6	Employment Agreement of Milon C. Smith (incorporated by reference to Exhibit 10.13 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.7	Employment Agreement of James M. Bedsole (incorporated by reference to Exhibit 10.6 of the Company's Form 10-K filed on February 26, 2010).
10.8	Salary Continuation Agreement of Robert E. Coffee Jr. (incorporated by reference to Exhibit 10.14 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.9	Salary Continuation Agreement of Robert H. Mathewes Jr. (incorporated by reference to Exhibit 10.15 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.10	Salary Continuation Agreement of Alan W. Jackson (incorporated by reference to Exhibit 10.16 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.11	Salary Continuation Agreement of Thomas H. Lyles (incorporated by reference to Exhibit 10.17 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.12	Salary Continuation Agreement of Milon C. Smith (incorporated by reference to Exhibit 10.18 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.13	Salary Continuation Agreement of James M. Bedsole (incorporated by reference to Exhibit 10.12 of the Company's Form 10-K filed on February 26, 2010).
10.14	Endorsement Split Dollar Agreement of Robert E. Coffee Jr. (incorporated by reference to Exhibit 10.19 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.15	Endorsement Split Dollar Agreement of Robert H. Mathewes Jr. (incorporated by reference to Exhibit 10.20 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.16	Endorsement Split Dollar Agreement of Alan W. Jackson (incorporated by reference to Exhibit 10.21 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.17	Endorsement Split Dollar Agreement of Thomas H. Lyles (incorporated by reference to Exhibit 10.22 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.18	Endorsement Split Dollar Agreement of Milon C. Smith (incorporated by reference to Exhibit 10.23 of the Company's Current Report on Form 8-K filed on May 7, 2008).
10.19	Endorsement Split Dollar Agreement of James M. Bedsole (incorporated by reference to Exhibit 10.18 of the Company's Form 10-K filed on February 26, 2010).
10.20
Amended and Restated Declaration of Trust among Tidelands Bancshares, Inc., as sponsor, Wilmington Trust Company, as institutional trustee, Wilmington Trust Company, as Delaware trustee, and the Administrators named therein (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on June 26, 2008).

10.21	Guarantee Agreement between Tidelands Bancshares, Inc., as guarantor, and Wilmington Trust Company, as guarantee trustee (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on June 26, 2008).
10.22
Amended and Restated Trust Agreement among Tidelands Bancshares, Inc., as depositor, Wilmington Trust Company, as property trustee, Wilmington Trust Company, as Delaware trustee, and the administrative trustees named therein, including exhibits containing the related forms of the Tidelands Statutory Trust I Common Securities Certificate and the Preferred Securities Certificate (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on February 28, 2006).
10.23
Guarantee Agreement between Tidelands Bancshares, Inc., as guarantor, and Wilmington Trust Company, as guarantee trustee (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on February 28, 2006).
10.24
Letter Agreement, dated December 19, 2008, including Securities Purchase Agreement—Standard Terms incorporated by reference therein, between the Company and the United States Department of the Treasury (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on December 19, 2008).
10.25
Form of Waiver, executed by each of Messrs. Robert E. Coffee, Jr., Alan W. Jackson, Thomas H. Lyles, Milon C. Smith, and Robert H. Mathewes, Jr. (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on December 19, 2008).
10.26
Form of Letter Agreement, executed by each of Messrs. Robert E. Coffee, Jr., Alan W. Jackson, Thomas H. Lyles, Milon C. Smith, and Robert H. Mathewes, Jr. with the Company (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on December 19, 2008).
10.27
Tidelands Bancshares, Inc. 2004 Stock Incentive Plan and Form of Stock Option Agreement (Amendment No. 1) as adopted by the Board of Directors November 20, 2006 (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q for the period ended September 30, 2007).
10.28
Amendment No. 2 to the 2004 Stock Incentive Plan for Tidelands Bancshares, Inc. as adopted by the Board of Directors October 20, 2008 (incorporated by reference to Exhibit 10.16 of the Company's Form 10-K filed on March 30, 2009).
10.29	Standard Form of Agreement between Tidelands Bank and Hill Construction dated November 17, 2009 (incorporated by reference to Exhibit 10.29 of the Company's Form 10-K filed on February 26, 2010).
21.1	Subsidiaries of the Registrant Company (incorporated by reference to Exhibit 21.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2009).
23.1	Consent of Elliot Davis, PLLC.
23.2	Consent of Nelson Mullins Riley & Scarborough LLP (included in Exhibit 5.1).
24	Power of Attorney (set forth on signature page).
99.1	TARP Certification of the Chief Executive Officer (incorporated by reference to Exhibit 99.1 of the Company's Form 10-K filed on February 26, 2010).
99.2	TARP Certification of the Chief Financial Officer (incorporated by reference to Exhibit 99.2 of the Company's Form 10-K filed on February 26, 2010).

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes:

          (1)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (2)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mount Pleasant, State of South Carolina, on April 21, 2010.

TIDELANDS BANCSHARES, INC.
Date: April 21, 2010	By:	/s/ Robert E. Coffee, Jr. Robert E. Coffee, Jr. President and Chief Executive Officer (Principal Executive Officer)

        In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

* Michael W. Burrell	Director	April 21, 2010
* John N. Cagle, III, DMD	Director, Chairman	April 21, 2010
* Alan D. Clemmons	Director	April 21, 2010
/s/ Robert E. Coffee, Jr. Robert E. Coffee, Jr.	Director, President, and Chief Executive Officer (Principal Executive Officer)	April 21, 2010
* John W. Gandy	Director	April 21, 2010
* J. Louis Grant	Director	April 21, 2010
* Alan W. Jackson	Principal Accounting and Chief Financial Officer (Principal Financial Officer)	April 21, 2010

Signature		Title	Date

* John T. Parker, Jr.		Director	April 21, 2010
* Mary V. Propes		Director	April 21, 2010
* Tanya D. Robinson		Director	April 21, 2010
* Larry W. Tarleton		Director, Vice Chairman	April 21, 2010
*By:	/s/ Robert E. Coffee, Jr. Attorney-in-fact		April 21, 2010

Exhibit Index

1.	Form of Underwriting Agreement
3.3	Articles of Amendment to the Company's Restated Articles of Incorporation increasing the authorized shares of common stock.
5.1	Opinion of Nelson Mullins Riley and Scarborough LLP regarding legality of securities
23.1	Consent of Elliot Davis, PLLC